As filed with the Securities and Exchange Commission on October 15, 1999
                                           Registration Statement No. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 ---------------

                        MERISTAR HOSPITALITY CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

                                 ---------------

                Maryland                                        75-2648842
(State or other jurisdiction of incorporation                (I.R.S. Employer
            or organization)                              Identification Number)

                           1010 Wisconsin Avenue, N.W.
                             Washington, D.C. 20007
                                 (202) 295-1000

     (address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                                 ---------------

                                Paul W. Whetsell
                            Chairman of the Board and
                             Chief Executive Officer
                           1010 Wisconsin Avenue, N.W.
                             Washington, D.C. 20007
                                 (202) 295-1000

 (name, address, including zip code, and telephone number, including area code, of agent for service)

                                 ---------------

                                    copy to:

                            Richard S. Borisoff, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                            New York, New York 10019
                                 (212) 373-3000

                                 ---------------

        Approximate date of commencement of proposed sale to public: From time to time or at one time after the effective date of this registration statement as determined by market conditions.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

        Title of Each Class                                Proposed Maximum   Proposed Maximum
        of Securities to be                  Amount         Offering Price       Aggregate          Amount of
            Registered                 to be Registered (1)   Per Share(2)     Offering Price   Registration Fee
======================================= ================    ===============  ================== ================
Common Stock, $0.01 par value per share 5,782,940 shares        $15.50         $14,924,299.00        $4,149
======================================= ================    ===============  ================== ================

(1) Includes 4,820,082 shares of common stock of the registrant previously registered on a Registration Statement on Form S-3, Registration No. 333-66229, and 962,858 shares registered for the first time by this Registration Statement.

(2) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(c) of the rules and regulations under the Securities Act of 1933, as amended. Pursuant to Rule 457, the proposed maximum offering price per share of common stock of the registrant is based upon the average of the high and low prices of the registrant's common stock on October 14, 1999 on the New York Stock Exchange Composite Transaction Tape.

(3) Registration Fees totaling $26,032 with respect to 4,820,082 of the 5,782,940 shares registered hereby were previously paid upon the initial registration of such shares. Pursuant to Rule 429(b), the applicable registration fee of $4,149 with respect to the additional 962,858 shares is being paid herewith.

                                 ---------------

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

        Pursuant to Rule 429 under the Securities Act of 1933, this Registration Statement contains a combined prospectus that also relates to a Registration Statement on Form S-3 (No. 333-77203) previously filed by the Registrant and declared effective on May 6, 1999, and collectively they are referred to herein as the "Registration Statement."

--------------------------------------------------------------------------------

The information in this document is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This document is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                  Subject to Completion, dated October 15, 1999

PRELIMINARY PROSPECTUS

                                5,782,940 Shares

                        MERISTAR HOSPITALITY CORPORATION

                                -----------------

                                  COMMON STOCK

                                -----------------

        We are a comprehensive real estate investment trust which owns a portfolio of primarily upscale, full service hotels, diversified by franchise and brand affiliation, in the United States and Canada.

        This prospectus relates to the offer and sale from time to time by some of our stockholders, who are listed on page o of this document, of up to 5,782,940 shares of our common stock. We have or may issue these shares of our common stock to the extent these stockholders exchange the units of limited partnership interest in our subsidiary, MeriStar Hospitality Operating Partnership, L.P., held by them for an equal number of shares of our common stock.

        These stockholders may sell the shares covered by this prospectus on the New York Stock Exchange, in other markets where our common stock may be traded or in privately negotiated transactions. They may sell their shares at whatever prices which are current when particular sales take place or at other prices to which they agree. These stockholders will pay any brokerage fees or commissions relating to the sales by them. The registration of the stockholders' shares does not necessarily mean that any of them will sell their shares.

        Our company's shares of common stock are traded on the New York Stock Exchange under the symbol "MHX." On October 14, 1999, our closing stock price was $15.50.

        We will not receive any proceeds from the sale of any shares covered by this prospectus. We are paying the costs of preparing and filing the registration statement of which this prospectus is a part.

        See "Risk Factors" beginning on page 2 for certain factors relevant to .an investment in our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the common stock to be issued in connection with this document or determined that this document is accurate or complete. Any representation to the contrary is a criminal offense.

                                     , 1999

                                   THE COMPANY

        We are a comprehensive real estate investment trust, which owns a portfolio of primarily upscale, full service hotels, diversified by franchise and brand affiliations, in the United States and Canada. All of our hotels and our other assets are held by, and all of our operations are conducted by our subsidiary, MeriStar Hospitality Operating Partnership, L.P. We are the sole general partner of the operating partnership and control its operations. On August 3, 1998, our predecessor, American General Hospitality Corporation, completed a merger with CapStar Hotel Company pursuant to which we changed our name to MeriStar Hospitality Corporation.

        Prior to the merger, CapStar transferred specific assets and liabilities to its subsidiary, MeriStar Hotels & Resorts, Inc., so that MeriStar Hotels would own the hotel management and leasing business previously operated by CapStar and its subsidiaries. CapStar then through a spin-off distributed to its stockholders all of the outstanding stock of MeriStar Hotels. Immediately following the merger, MeriStar Hotels acquired all of the partnership interests in AGH Leasing, L.P., the third-party lessee that leased most of the hotels American General owned. MeriStar Hotels also acquired most of the assets and specific liabilities of American General Hospitality, Inc., the third-party manager that managed most of the hotels American General owned. MeriStar Hotels also leases and manages properties for other hotel owners. We share some key officers and four board members with MeriStar Hotels. An intercompany agreement aligns our interests with its interests, with the objective of benefiting both companies' shareholders.

                               -------------------

        Our executive offices are located at 1010 Wisconsin Avenue, N.W., Washington, D.C. 20007 and our telephone number is (202) 295-1000.

                                  RISK FACTORS

        You should consider carefully the following risk factors together with all of the other information included or incorporated by reference in this prospectus before you decide to purchase shares of our common stock. This section includes or refers to forward-looking statements. You should refer to the explanation of the qualifications and limitations on such forward-looking statements discussed on page 12 of this document.

Significant Indebtedness; Refinancing Risks

        We currently have significant amounts of debt outstanding and, accordingly, are subject to the risks normally associated with debt financing, including the risk that:

        o our cash flow from operations will be insufficient to make required payments of principal and interest;

        o existing indebtedness, including secured indebtedness, may not be refinanced; or

        o the terms of any refinancing will not be as favorable as the terms of existing indebtedness.

        If we do not have sufficient funds to repay our indebtedness at maturity, it may be necessary to refinance such indebtedness through additional debt financing, private or public offerings of debt securities or additional equity offerings. If, at the time of any such refinancing, prevailing interest rates or other factors result in higher interest rates on refinancings, increases in interest expense could adversely affect our cash flow, and, consequently, cash available for distribution to stockholders. If we are unable to refinance our indebtedness on acceptable terms, we might be forced to dispose of hotels or other assets on disadvantageous terms, potentially resulting in losses and adverse effects on cash flow from operating activities. If we are unable to make required payments of principal and interest on indebtedness secured by our hotels, such properties could be foreclosed upon by the lender with a consequent loss of income and asset value.

        Likewise our credit facility requirements could affect our financial condition. We have in place a senior secured credit facility that, at inception, provided for a maximum borrowing amount of up to $1.0 billion. The credit facility is structured as a $300 million, five-year term loan facility; a $200 million, five-and-a-half year term loan facility; and a $500 million, three-year revolving credit facility with two one-year optional extensions. Our ability to borrow under the credit facility is subject to financial covenants, including leverage and interest rate coverage ratios and minimum net worth requirements. Our credit facility limits our ability to effect mergers, asset sales and change of control events and limits dividends to the lesser of (1) 90% of funds from operations and (2) 100% of funds from operations less a capital reserve equal to 4% of gross room revenues. The credit facility also contains a cross-default provision which would be triggered by a default or acceleration of (1) $20 million or more of indebtedness secured by our assets or (2) $5 million or more of any other indebtedness.

        We also have outstanding $205 million of senior subordinated unsecured notes due 2007 that bear interest at an annual rate of 8.75% and $172.5 million of outstanding convertible notes due 2004 that bear interest at 4.75%. The indentures relating to these notes contain limitations on our ability to effect mergers and change of control events. The indentures relating to the $205 million of senior subordinated unsecured notes contains financial covenants, including:

        o the limitation on incurring additional indebtedness and the issuance of capital stock unless an interest coverage ratio is met;

        o   limitations on the declaration and payment of dividends;

        o   limitations on the sale of our assets;

        o   limitations on transactions with our affiliates; and

        o   limitations on liens.

        Our organizational documents do not limit the amount of indebtedness which we may incur. As of the date of this document, approximately 25% of our hotel assets, based on the number of guest rooms, are encumbered by mortgage debt.

Risk of Rising Interest Rates

        Some of our borrowings bear interest at a variable rate, including amounts outstanding under our credit facility. In addition, we may incur indebtedness in the future that bears interest at a variable rate or we may be required to retain our existing indebtedness at higher interest rates. Accordingly, increases in interest rates could increase our interest expense and adversely affect our cash flow.

Dependence on Lessees and Payments Under the Hotel Leases

        Our revenues and our ability to make distributions to our stockholders depends solely upon the ability of MeriStar Hotels & Resorts and our other hotel lessees to make rent payments under hotel leases. We receive both base rent and a percentage of gross sales above a minimum level under our hotel leases. As a result, we will participate in the economic operations of our hotels only through our share of gross revenues. Any failure or delay by MeriStar Hotels or our other hotel lessees in making rent payments would adversely affect our ability to make distributions to our stockholders. Such failure or delay by MeriStar Hotels or our other hotel lessees may be caused by reductions in revenue from the hotels they lease from us.

        MeriStar Hotels and our other hotel lessees will be affected by factors beyond their control, such as changes in the level of demand for such rooms and related services of our hotels, the ability of MeriStar Hotels and our other lessees to maintain and increase gross revenues at our hotels and other factors relating to the operations of our hotels. Although failure on the part of either MeriStar Hotels or our other lessees to materially comply with the terms of a hotel lease (including failure to pay rent when due) gives us the non-exclusive right to terminate such lease, repossess the applicable hotel and enforce the payment obligations under such lease, we would then be required to find another lessee to lease such hotel because we cannot operate hotels directly due to federal income tax restrictions. In addition, it is possible that we will be unable to enforce the payment obligations under the leases following any such termination. There can be no assurance that we would be able to find another lessee or that, if another lessee were found, we would be able to enter into a new lease on favorable terms to us.

Conflict of Interest in our Relationship with MeriStar Hotels

        General Conflicts of Interest

        We share four of the nine members of our boards of directors, as well as two senior executives, with MeriStar Hotels. Our relationship with MeriStar Hotels is governed by an intercompany agreement, which restricts each party from taking advantage of business opportunities without first presenting those opportunities to the other party. We may have conflicting views with MeriStar Hotels on the manner in which our hotels are operated and managed, and with respect to lease arrangements, acquisitions and dispositions. As a result, our directors and senior executives (who serve in similar capacities at MeriStar Hotels) may well be presented with several decisions which provide them the opportunity to benefit us to the detriment of MeriStar Hotels or benefit MeriStar Hotels to our detriment. Such inherent potential conflicts of interest will be present in all of the numerous transactions between us and MeriStar Hotels.

        Restrictions on MeriStar Hotels' and Our Business and Future
        Opportunities

        The certificate of incorporation of MeriStar Hotels provides that, for so long as the intercompany agreement with us remains in effect, MeriStar Hotels is prohibited from engaging in activities or making investments that a real estate investment trust could make unless we are first given the opportunity but elected not to pursue such activities or investments. Under the intercompany agreement, MeriStar Hotels has, subject to limited exceptions, agreed not to acquire or make (1) investments in real estate which, for purposes of the intercompany agreement, include the provision of services related to real estate and investment in hotel properties, real estate mortgages, real estate derivatives or entities that invest in real estate assets, or (2) any other investments that may be structured in a manner that qualifies under the federal income tax requirements applicable to real estate investment trusts, unless in either case it has notified us of the acquisition or investment opportunity, in accordance with the terms of the intercompany agreement, and we have determined not to pursue such acquisition or investment.

        MeriStar Hotels also has agreed to assist us in structuring and consummating any such acquisition or investment which we elect to pursue, on terms determined by us. On the other hand, the intercompany agreement grants MeriStar Hotels the right of first refusal to become the lessee of any real property that we acquire and are required, consistent with our status as a real estate investment trust, to lease to a third party. This lessee opportunity will be available to MeriStar Hotels only if we determine that MeriStar Hotels is qualified to be the lessee. Because of the provisions of the intercompany agreement and the MeriStar Hotels charter, the nature of MeriStar Hotels' business and the opportunities it may pursue are restricted.

        Conflicts Relating to Sale of Hotels Subject to Leases

        We generally will be obligated under our leases with MeriStar Hotels to pay a lease termination fee to MeriStar Hotels if we elect to sell a hotel or if we elect not to restore a hotel after a casualty and do not replace it with another hotel on terms that would create a leasehold interest in such hotel with a fair market value equal to the fair market value of MeriStar Hotels' remaining leasehold interest under the lease to be terminated. Where applicable, the termination fee is equal to the fair market value of MeriStar Hotels' leasehold interest in the remaining term of the lease to be terminated. A decision to sell a hotel may, therefore, have significantly different consequences for us and MeriStar Hotels.

        Lack of Control Over Management and Operations of the Hotels

        We are dependent on the ability of MeriStar Hotels and other lessees of hotels to operate and manage our hotels. In order to maintain our real estate investment trust status, we cannot operate our hotels or any subsequently acquired hotels. As a result, we are unable to directly implement strategic business decisions for the operation and marketing of our hotels, such as decisions with respect to the setting of room rates, food and beverage operations and similar matters.

        Potential Negative Impact on Our Acquisitions

        Our relationship with MeriStar Hotels could negatively impact our ability to acquire additional hotels because hotel management companies, franchisees and others who would have approached us with acquisition opportunities in hopes of establishing lessee or management relationships may not do so knowing that we will rely primarily on MeriStar Hotels to lease and/or manage the acquired properties. These persons may instead provide such acquisition opportunities to hotel companies that will allow them to manage the properties following the sale. This could have a negative impact on our acquisition activities in the future.

        No Arm's-Length Bargaining of Intercompany Agreement with MeriStar
        Hotels

        The terms of the intercompany agreement with MeriStar Hotels were not negotiated on an arm's-length basis. Because the two companies share some of the same executive officers and directors, there is a potential conflict of interest with respect to the enforcement and termination of the intercompany agreement to our benefit to the detriment of MeriStar Hotels or to benefit MeriStar Hotels to our detriment. Because of these conflicts, such executive officers and directors may have conflicts of interest with respect to their decisions relating to enforcement of the intercompany agreement.

Operational Limitations Associated with Franchise Agreements

        Substantially all of our hotels are operated pursuant to existing franchise or license agreements with nationally recognized hotel brands. The franchise agreements generally contain specific standards for, and restrictions and limitations on, the operation and maintenance of a hotel in order to maintain uniformity within the franchisor system. Those limitations may conflict with our philosophy, shared with MeriStar Hotels, of creating specific business plans tailored to each hotel and to each market. Such standards are often subject to change over time, in some cases at the discretion of the franchisor, and may restrict a franchisee's ability to make improvements or modifications to a hotel without the consent of the franchisor. In addition, compliance with such standards could require a franchisee to incur significant expenses or capital expenditures. Action or inaction on our part, by MeriStar Hotels or by our other third-party operators, could result in a breach of such standards or other terms and conditions of the franchise agreements and could result in the loss or cancellation of a franchise license.

        In connection with terminating or changing the franchise affiliation of a hotel or a subsequently acquired hotel, we may be required to incur significant expenses or capital expenditures. Moreover, the loss of a franchise license could have a material adverse effect upon the operations or the underlying value of the hotel covered by the franchise because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. The franchise agreements covering the hotels expire or terminate, without specified renewal rights, at various times and have differing remaining terms. As a condition to renewal, the franchise agreements frequently contemplate a renewal application process, which may require substantial capital improvements to be made to the hotel.

Potential Costs of Compliance with Environmental Laws

        Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of contamination from hazardous or toxic substances, or the failure to properly remediate such contaminated property, may adversely affect the owner's ability to sell or rent such real property or to borrow funds using such real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person.

        The operation and removal of underground storage tanks are also regulated by federal and state laws. In connection with the ownership and operation of the hotels, we could be held liable for the costs of remedial action with respect to such regulated substances and storage tanks and claims related thereto. Activities have been undertaken to close or remove storage tanks located on the property of several of the hotels.

        All of our hotels have undergone Phase I environmental site assessments, which generally provide a nonintrusive physical inspection and database search, but not soil or groundwater analyses, by a qualified independent environmental engineer. The purpose of a Phase I is to identify potential sources of contamination for which the hotels may be responsible and to assess the status of environmental regulatory compliance. The Phase Is have not revealed any environmental liability or compliance concerns that we believe would have a material adverse effect on our results of operation or financial condition, nor are we aware of any such liability or concerns.

        In addition, our hotels have been inspected to determine the presence of asbestos. Federal, state and local environmental laws, ordinances and regulations also require abatement or removal of asbestos-containing materials ("ACMs") and govern emissions of and exposure to asbestos fibers in the air. ACMs are present in various building materials such as sprayed-on ceiling treatments, roofing materials or floor tiles at some of the hotels. Operations and maintenance programs for maintaining ACMs have been or are in the process of being designed and implemented, or the ACMs have been scheduled to be or have been abated, at such hotels. Any liability resulting from non-compliance or other claims relating to environmental matters could have a material adverse effect on our results of operations or financial condition.

Investment in Single Industry

        Our current strategy is to acquire interests only in hospitality and lodging. As a result, we are subject to the risks inherent in investing in a single industry. The effects on cash available for distribution resulting from a downturn in the hotel industry may be more pronounced than if we had diversified our investments.

Real Estate Investment Trust Tax Risks

        Dependence on Qualification as a Real Estate Investment Trust

        We have operated and intend to continue to operate in a manner designed to permit us to qualify as a real estate investment trust for federal income tax purposes. Qualification as a real estate investment trust involves the application of highly technical and complex provisions of the Internal Revenue Code of 1986 for which there are only limited judicial or administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to continue to qualify as a real estate investment trust. The complexity of these provisions and of the applicable income tax regulations that have been promulgated under the Internal Revenue Code is greater in the case of a real estate investment trust that holds its assets through a partnership, such as we do. Moreover, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not change the tax laws with respect to qualification as a real estate investment trust or the federal income tax consequences of such qualification.

        Paul, Weiss, Rifkind, Wharton & Garrison, our special tax counsel, has delivered to us an opinion to the effect that, based on various assumptions relating to our operations and representations made by us and others as to factual matters, commencing with the taxable year ending December 31, 1996, we have been organized and have operated in conformity with the requirements for qualification as a real estate investment trust within the meaning of the Internal Revenue Code and we intend to continue to operate so as to meet the requirements for qualification and taxation as a real estate investment trust under the Internal Revenue Code. Such legal opinion is not binding on the Internal Revenue Service. See "Federal Income Tax Considerations."

        If (1) our company and MeriStar Hotels were treated as stapled entities under section 269B(a)(3) of the Internal Revenue Code, (2) the separate corporate existence of MeriStar Hotels were disregarded or (3) MeriStar Hotels were treated as our agent for federal income tax purposes, we would not qualify as a real estate investment trust under the Internal Revenue Code. We have received an opinion to the effect that our company and MeriStar Hotels are not stapled entities under section 269(B)(a)(3) of the Internal Revenue Code and that, based upon the current operations of each entity and other factors and upon representations made by both companies, MeriStar Hotels is not an agent of our company for federal income tax purposes.

        If we fail to qualify as a real estate investment trust in any taxable year, we will not be allowed a deduction for distributions to our stockholders in computing our taxable income and will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at the applicable corporate rate. In addition, unless we were entitled to relief under statutory provisions, we would be disqualified from treatment as a real estate investment trust for the four taxable years following the year during which qualification is lost. This disqualification would reduce our funds available for investment or distribution to our stockholders because of our additional tax liability for the year or years involved.

        If we were to fail to qualify as a real estate investment trust, we no longer would be subject to the distribution requirements of the Internal Revenue Code. To the extent that distributions to stockholders would have been made in anticipation of our qualifying as a real estate investment trust, we might be required to borrow funds or to liquidate assets to pay the applicable corporate income tax. Although we currently operate in a manner designed to qualify as a real estate investment trust, it is possible that future economic, market, legal, tax or other considerations may cause us to decide to revoke the real estate investment trust election.

        Adverse Effects of Real Estate Investment Trust Minimum Distribution Requirements.

        To obtain the favorable tax treatment accorded to real estate investment trusts under the Internal Revenue Code, we generally will be required each year to distribute to our stockholders at least 95% of our real estate investment trust taxable income. We will be subject to income tax on any undistributed real estate investment trust taxable income and net capital gain, and to a 4% nondeductible excise tax on the amount, if any, by which distributions we pay with respect to any calendar year are less than the sum of:

        o      85% of our ordinary income for the calendar year;

        o      95% of our capital gain net income for such year; and

        o      100% of our undistributed income from prior years.

The requirement to distribute a substantial portion of our net taxable income could cause us to distribute amounts that otherwise would be spent on future acquisitions, unanticipated capital expenditures or repayment of debt which would require us to borrow funds or to sell assets to fund the cost of such items.

        We intend to make distributions to our stockholders to comply with the distribution provisions of the Internal Revenue Code and generally to avoid federal income taxes and the nondeductible 4% excise tax. Our income will consist primarily of our share of income of MeriStar Hospitality Operating Partnership, L.P. and our cash flow will consist primarily of our share of distributions from the operating partnership. It is possible, however, that differences in timing between the receipt of income and the payment of expenses in arriving at our taxable income or the taxable income of the operating partnership and the effect of nondeductible capital expenditures, the creation of reserves or required debt amortization payments could in the future require us to borrow funds directly or through the operating partnership on a short or long-term basis to meet the distribution requirements that are necessary to continue to qualify as a real estate investment trust and avoid federal income taxes and the 4% nondeductible excise tax. In such circumstances, we might need to borrow funds directly in order to avoid adverse tax consequences even if we believe that the then prevailing market conditions generally are not favorable for such borrowings or that such borrowings are not advisable in the absence of such tax considerations.

        Distributions by the operating partnership will be determined by us and are dependent on a number of factors, including:

        o      the amount of cash available for distribution;

        o      the operating partnership's financial condition;

        o our decision to reinvest funds rather than to distribute such funds;

        o      the operating partnership's capital expenditure requirements;

        o the annual distribution requirements under the real estate investment trust provisions of the Internal Revenue Code; and

        o      such other factors as we deem relevant.

However, the limited partnership agreement of the operating partnership generally authorizes us, as the general partner of the operating partnership, to take any steps necessary to cause the operating partnership to distribute to its partners an amount needed to meet the real estate investment trust minimum distribution requirements. Accordingly, although we intend to continue to satisfy the annual distribution requirement to avoid corporate income taxation on the earnings that we distribute, there can be no assurance that we will be able to do so.

        Consequences of Failure to Qualify as Partnerships

        Our special tax counsel has delivered to us an opinion stating that, based upon the provisions of the partnership agreement of MeriStar Hospitality Operating Partnership, L.P. and on factual assumptions and representations, the operating partnership and its subsidiary partnerships and limited liability companies have been and will be treated as partnerships (or, in the case of subsidiary limited liability companies that are owned by a single member, have been and will be disregarded as an entity separate from such member), and not as corporations, for federal income tax purposes. Such opinion is not binding on the Internal Revenue Service. If the Internal Revenue Service were successfully to determine that any such partnership or limited liability company is properly treated as a corporation, we would cease to qualify as a real estate investment trust for federal income tax purposes. The imposition of a corporate tax on the operating partnership or any of the subsidiary partnerships or limited liability companies, with a concomitant loss of our real estate investment trust status, would substantially reduce the amount of cash available for distribution.

Potential Conflicts Relating to Paper-Clip Structure

        Pursuant to the intercompany agreement with MeriStar Hotels, each of us will provide the other with reciprocal rights to participate in certain transactions entered into by us. In particular, MeriStar Hotels will generally have a right of first refusal to become the lessee of any real property we acquire if we determine that, consistent with our status as a real estate investment trust, we are required to enter into such a lease arrangement. This is only the case, though, if we determine that MeriStar Hotels or an entity that it controls is qualified to be the lessee. This is known as the "paper-clip" real estate investment trust structure. However, because of the independent trading of the two companies, stockholders in each company may develop divergent interests which could lead to conflicts of interest. This divergence of interests could also reduce the anticipated benefits of the "paper-clip" real estate investment trust structure.

Dependence on Key Personnel

        We place substantial reliance on the lodging industry knowledge and experience and the continued services of our senior management, led by Paul W. Whetsell and Steven D. Jorns. While we believe that, if necessary, we could find replacements for these key personnel, the loss of their services could have a material adverse effect on our operations. In addition, Messrs. Whetsell and Jorns are currently engaged, and in the future will continue to engage, in the management of MeriStar Hotels. Messrs. Whetsell and Jorns may experience conflicts of interest in allocating management time, services and functions between us and MeriStar Hotels.

Adverse Effect of Increase in Market Interest Rates on Prices for Our Common
Stock

        One of the factors that may influence the prices for the shares of our common stock in public trading markets will be the annual yield from our distributions on the shares of MeriStar common stock as compared to yields on other financial instruments. An increase in market interest rates will result in higher yields on some financial instruments, which could adversely affect the market prices for the shares of our common stock.

Potential Anti-Takeover Effect of Provisions of Maryland Law and of Our Charter and Our Bylaws

        Provisions of Maryland law and of our charter articles of incorporation and bylaws may have the effect of discouraging a third party from making an acquisition proposal for us and could delay, defer or prevent a change in control or other transaction under circumstances that could give shareholders the opportunity to realize a premium over the then-prevailing market prices of our common stock. Such provisions include the following:

        Ownership Limitation

        In order for us to maintain our qualification as a real estate investment trust under the Internal Revenue Code, not more than 50% in value of our outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code to include certain entities, at any time during the last half of our taxable year. Furthermore, if any of our stockholders own, actually or under Internal Revenue Code rules that would result in such stockholders being treated as owning, 10% or more of MeriStar Hotels, MeriStar Hotels could become a related party tenant to us, which would result in our loss of real estate investment trust status.

        Our charter prohibits direct or indirect ownership, taking into account applicable ownership provisions of the Internal Revenue Code, of more than 9.8% of any class of our outstanding stock by any person, subject to an exception that permits mutual funds and other entities to own as much as 15% of any class of our stock in appropriate circumstances. Generally, the stock owned by affiliated owners will be aggregated for purposes of the stock ownership limitation.

        In addition, our charter prohibits any of our stockholders from owning shares of our common stock if such ownership would cause us to own, actually or under Internal Revenue Code rules that would result in our being treated as owning, 10% or more of the ownership interests in a tenant of our real property or in a tenant of MeriStar Hospitality Operating Partnership's or a subsidiary's real property. The above ownership limitations could have the effect of delaying, deferring or preventing a change in control or other transaction in which holders of some or a majority of the shares of our common stock might receive a premium for their shares of common stock over the then-prevailing market price or which such holders might believe to be otherwise in their best interests.

        Staggered Board

        Our board of directors is divided into three classes. The term of the first class expires in 2000; the terms of the second and third classes expire in 2001 and 1999, respectively. Directors of each class are elected for three-year terms. A director may be removed, with or without cause, by the affirmative vote of 75% of the votes entitled to be cast for the election of directors. The staggered terms of directors and the super-majority vote required for their removal may have the effect of delaying, deferring or preventing a change in control or other transaction even though stockholders might believe a change in control might be in their best interests.

        Maryland Business Combination Statute

        Under the Maryland General Corporation Law, "business combinations" including some issuances of equity securities, between a Maryland corporation such as us and an interested stockholder which is any person who owns 10% or more of the voting power of the corporation's shares or an affiliate of such person, are prohibited for five years after the most recent date on which the interested stockholder became an interested stockholder. Thereafter, any such business combination must be approved by two super-majority votes unless, among other conditions, the shareholders receive a minimum price determined by Maryland law for their stock and the consideration is received in cash or in the same form previously paid by the interested stockholder for its shares.

        Maryland Control Share Acquisition Statute

        Maryland law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes eligible under the statute to be cast on the matter. "Control shares" are voting shares of stock, which, if aggregated with all other such shares of stock previously acquired by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

        o      one-fifth or more but less than one-third;

        o      one-third or more but less than a majority; or

        o      a majority of all voting power.

Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to limited exceptions.

        Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any persons of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at any point in the future. If the foregoing exemption in our bylaws is rescinded, the control share acquisition statute could have the effect of delaying, deferring, preventing or otherwise discouraging offers to acquire us and of increasing the difficulty of consummating any such offer.

Risk Factor Relating to Year 2000 Issue

        We have reviewed our computer systems to identify the systems that could be affected by the "Year 2000" problem and have initiated an implementation plan to address the problem. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any of our programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. If not corrected, this could result in a major systems failure or miscalculations.

        Our leased and managed hotel properties contain various information technology and embedded technology systems. Both types of systems contain microprocessors and microcontrollers that must be assessed for Year 2000 compliance. We have developed a comprehensive implementation plan to address the potential Year 2000 problems caused by such systems. This plan involves six stages:

        o increase awareness of issue;

        o assign responsibility for coordinating response to issue;

        o information collection;

        o analysis;

        o modification, repair or replacement; and

        o testing.

We are currently in the modification, repair or replacement stage. We expect to complete this stage and the testing stage in October 1999. As an additional part of our implementation plan to address the Year 2000 problem, we have also initiated communications with third parties with which we have material relationships to determine the extent of potential Year 2000 problems with these parties' services provided to us.

        The most critical of these services involve such items as reservations systems for our hotels. Without such systems, we could suffer a material decline in business at many of our properties. We expect to complete our communications and assessment of third parties' services in September 1999. In addition, we expect to review and update our contingency plans in 1999 to allow for manual or other alternative operation for particular computerized systems, in the event that modification, repair or replacement meansures are not completed timely.

        We anticipate completing our Year 2000 implementation plan no later than October 31, 1999, which is prior to any anticipated impact on our operating systems. As of June 30, 1999, historical costs incurred to address the Year 2000 problem approximate $1.0 million. We estimate that the remediation costs for all of our properties will be $4-9 million. This costs estimate is based on our current assessment, and will be refined and adjusted as we continue to complete the stages of our implementation plan to address the potential Year 2000 problems.

        Although we are in the process of modifying our existing software and converting to new software, if such modifications and conversions are not completed timely, the Year 2000 problem could have a material impact on our financial position and operations. Our operations are highly dependent upon participating lease revenue earned from the lessees of our properties. These participating lease revenue amounts are based upon revenues generated at the leased properties. To the extent that the Year 2000 problems materially affect the conduct of operations at those properties, it is likely that those lessee's revenues would be affected, and that our participating lease revenues would ultimately be affected.

                           FORWARD-LOOKING INFORMATION

        Information both included and incorporated by reference in this prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and as such may involve risks and uncertainties. Forward-looking statements, which are based on assumptions and describe our future plans, strategies and expectations are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend" or "project" or comparable terminology. Actual results, performance or achievements of our company may differ materially from future results, performance or achievements expressed or implied by such forward-looking statements. You should carefully review all information included or incorporated by reference into this document in evaluating any forward-looking statements contained or incorporated by reference herein.

                      THE INTERCOMPANY AGREEMENT AND LEASES

The Intercompany Agreement

        Rights of First Refusal

        Pursuant to the intercompany agreement, MeriStar Hotels has a right of first refusal to become the lessee of any real property we acquire if we determine that, consistent with our status as a real estate investment trust, we are required to enter into a lease. This is only the case, though, if MeriStar Hotels or an entity controlled by it is qualified to be the lessee based on experience in the industry and financial and legal qualifications.

        As to opportunities for MeriStar Hotels to become the lessee of any assets under a lease, the intercompany agreement provides that we must provide MeriStar Hotels with written notice of the lessee opportunity. During the 30 days following such notice, MeriStar Hotels has a right of first refusal with regard to the offer to become a lessee and the right to negotiate with us on an exclusive basis regarding the terms and conditions of the lease. If a mutually satisfactory agreement cannot be reached within the 30-day period, or if MeriStar Hotels indicates that it is not interested in pursuing the lessee opportunity, we may offer the opportunity to others for a period of one year thereafter, at a price and on terms and conditions that are not more favorable to such other parties than the price and terms and conditions we proposed to MeriStar Hotels, before we must again offer the opportunity to MeriStar Hotels in accordance with the procedures specified above.

        Each company has established a leasing committee which reviews all hotel leases that we will enter into. Our leasing committee consists of MeriStar directors that are not also directors of MeriStar Hotels and MeriStar Hotels' leasing committee consists of directors of MeriStar Hotels that are not also our directors.

        MeriStar Hotels agreed not to acquire or make (1) investments in real estate, which, for purposes of the intercompany agreement, includes the provision of services related to real estate and investments in hotel properties, real estate mortgages, real estate derivatives or entities that invest in real estate assets or (2) any other investments that may be structured in a manner that qualifies under the federal income tax requirements applicable to real estate investment trusts unless (a) they have notified us of the material terms and conditions of the acquisition or investment opportunity, and (b) we have determined not to pursue such acquisitions or investments either by (x) providing written notice to MeriStar Hotels rejecting the opportunity within 20 days from the date of receipt of notice of the opportunity or (y) by allowing such 20-day period to lapse. MeriStar Hotels also agreed to assist us in structuring and consummating any such acquisition or investment which we elect to pursue, on terms determined by us.

        We have structured our intercompany agreement with MeriStar Hotels to provide us with a symbiotic relationship so that investors in both companies may enjoy the economic benefit of the entire enterprise. This is commonly known as the "paper-clip" real estate investment trust structure.

        However, investors should be aware that because of the independent trading of our shares and the shares of MeriStar Hotels, stockholders of each company may develop divergent interests which could lead to conflicts of interest. This divergence of interests could also reduce the anticipated benefits of the relationship between the two companies. See "Risk Factors--Potential Conflicts Relating to Paper-Clip Structure."

        Provision of Services

        MeriStar Hotels provides us with services as we may reasonably request from time to time, including administrative, corporate, accounting, financial, insurance, legal, tax, data processing, human resources and operational services. We compensate MeriStar Hotels for services provided in an amount determined in good faith by MeriStar Hotels as the amount an unaffiliated third party would charge us for comparable services.

        Equity Offerings

        If either of the two companies desires to engage in a securities issuance, such issuing party will give notice to the other party as promptly as practicable of its desire to engage in a securities issuance. Any such notice will include the proposed material terms of such issuance, to the extent determined by the issuing party, including (1) whether such issuance is proposed to be pursuant to public or private offering, (2) the amount of securities proposed to be issued and (3) the manner of determining the offering price and other terms thereof. The non-issuing party will cooperate with the issuing party in every way to effect any securities issuance of the issuing party by assisting in the preparation of any registration statement or other document required in connection with such issuance and providing the issuing party with such information as may be required to be included in such registration statement or other document.

        Term

        The intercompany agreement will terminate upon the earlier of (1) August 3, 2008, and (2) a change in ownership or control of MeriStar Hotels.

The Leases

        We have entered into a lease for each of our hotels. MeriStar Hotels leases and operates substantially all of our hotels on the following terms and conditions.

        Term

        Each lease of an applicable hotel provides for an initial term of 12 years commencing on the date on which the hotel was acquired. Each lease provides the lessee with three renewal options of five years each (except in the case of properties with ground leases having a remaining term of less than 40 years), except that:

        o the lessee will not have the right to a renewal if a change in the tax law has occurred that would permit us to operate the hotel directly;

        o if the lessee has elected not to renew a lease for any applicable hotel, then we will have the right to reject the exercise of a renewal right on a lease of a comparable hotel; and

        o the rent for each renewal term will be adjusted to reflect the then fair market rental value of the hotel. If we are unable to agree upon the then fair market rental value of a hotel, the lease will terminate upon the expiration of the then current term and MeriStar Hotels will then have a right of first refusal to lease the hotel from us on such terms as we may have agreed upon with a third-party lessee.

        Base Rent; Participating Rent; Additional Charges

        Each lease requires the lessee to pay

        o      fixed monthly base rent;

        o on a monthly basis, the excess of participating rent over base rent, with participating rent based on percentages of room revenue, food and beverage revenue and telephone and other revenue at each hotel; and

        o other amounts, including interest accrued on any late payments or charges.

Base rent and participating rent departmental thresholds (departmental revenue on which the rent percentage is based) are increased annually by a percentage equal to the percentage increase in the consumer price index (the consumer price index percentage increase plus 0.75% in the case of the participating rent departmental revenue threshold) compared to the previous year. In addition, a reduced percentage rate may apply to the revenues attributable to "discounted rates" that the lessee may offer. Base rent is payable monthly in arrears. Participating rent is payable in arrears based on a monthly schedule adjusted to reflect the seasonal variations in the hotel's revenue.

        Other than real estate and personal property taxes and assessments, rent payable under ground leases, casualty insurance, including loss of income insurance, capital impositions and capital replacements and refurbishments, that are our obligations, the leases require the lessee to pay rent, liability insurance, all costs and expenses and all utility and other charges incurred in the operation of the hotels. The leases also provide for rent reductions and abatements in the event of damage or destruction or a partial taking of any hotel.

        The leases also provide for a rental adjustment under circumstances in the event of (a) a major renovation of the hotel, or (b) a change in the franchisor of the hotel.

        Lessee Capitalization

        The leases require MeriStar Hotels' lessee (or MeriStar Hotels as guarantor of the leases) to maintain a book net worth of not less than $40 million. Further, for so long as the tangible net worth of MeriStar Hotels' lessee (or MeriStar Hotels as guarantor of the leases during this period) is less than the greater of (a) $10,000,000 or (b) 17.5% of the aggregate rents payable under the leases for the prior calendar year, MeriStar Hotels' lessee (or MeriStar Hotels as guarantor of the leases during this period) is prohibited from paying dividends or making distributions other than dividends or distributions made for the purpose of permitting the partners of MeriStar Hotels' lessee to pay taxes on the taxable income of MeriStar Hotels' lessee attributable to its partners plus any required preferred distributions existing to partners.

        Termination

        We have the right to terminate the applicable lease upon the sale of a hotel to a third party or, upon our determination not to rebuild after a casualty, upon payment to the lessee of the fair market value of the

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

leasehold estate (except for hotels identified at the time of the lease to be sold). The fair market value of the leasehold estate is determined by discounting to present value at a discount rate of 10% per annum the cash flow for each remaining year of the then current lease term, which cash flow will be deemed to be the cash flow the lessee has realized under the applicable lease for the 12-month period preceding the termination date. We receive as a credit against any such termination payments an amount equal to any outstanding "New Lease Credits," which means the projected cash flow (determined on the same basis as the termination payment) of any new leases entered into between us and MeriStar Hotels or MeriStar Hotels' lessee for the initial term of such new lease amortized on a straight-line basis over the initial term of the new lease.

        Performance Standards

        We have the right to terminate the applicable lease if, in any calendar year, the gross revenues from a hotel are less than 95% of the projected gross revenues for such year as set forth in the applicable budget unless (a) the lessee can reasonably demonstrate that the gross revenue shortfall was caused by general market conditions beyond the lessee's control or (b) the lessee "cures" the shortfall by paying to us the difference between the rent that would have been paid to us had the property achieved gross revenues of 95% of the budgeted amounts and the rent paid based on actual gross revenues. The lessee shall not have such cure right for more than two consecutive years.

        The leases also require that the lessee spend in each calendar year at least 95% of the amounts budgeted for marketing expenses and for repair and maintenance expenses.

        Assignment and Subleasing

        The lessee does not have the right to assign a lease or sublet a hotel without our prior written consent. For purposes of the lease, a change in control of MeriStar Hotels or the lessee shall be deemed an assignment of the lease and shall require our consent, which may be granted or withheld in our sole discretion.

                          DESCRIPTION OF CAPITAL STOCK

        The following summary description of (i) our capital stock and (ii) provisions of Maryland law and of our charter and bylaws is subject to and qualified by reference to the provisions of Maryland law described in this document and to our charter and bylaws.

General

        Under our charter, we have the authority to issue 100,000,000 shares of our common stock, $0.01 par value per share. We do not currently have the authority to issue preferred stock. Under Maryland law, stockholders generally are not liable for a corporation's debts or obligations.

Common Stock

        Subject to the provisions of our charter regarding the restrictions on transfer of stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of our common stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

        Holders of shares of our common stock have no preference, conversion, exchange, sinking fund redemption or appraisal rights and have no preemptive rights to subscribe for any our securities. Shares of our common stock have equal dividend, liquidation and other rights.

        Under the Maryland General Corporation Law, a Maryland corporation generally cannot (1) dissolve, (2) amend its charter, (3) merge, (4) sell all or substantially all of its assets, (5) engage in a share exchange or (6) engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. Our charter provides that, with the exception of some amendments to our charter, the affirmative vote of holders of shares entitled to cast a majority of all votes entitled to be cast on such matters will be sufficient to approve these transactions.

        Restrictions on Transfer

        We must meet requirements concerning the ownership of outstanding shares of stock in order for us to qualify as a real estate investment trust under the Internal Revenue Code. Specifically, not more than 50% in value of our outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code to include certain entities, during the last half of a taxable year, and the shares of our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year. In addition, we must meet requirements regarding the nature of our gross income in order to qualify as a real estate investment trust. One such requirement is that at least 75% of our company's gross income for each calendar year must consist of rents from real property and income from other real property investments. The rents received by our operating partnership and its subsidiary partnerships and limited liability companies from our hotel lessees will not qualify as rents from real property, which could result in our loss of real estate investment trust status, if we own actually or constructively, 10% or more of the ownership interests in our hotel lessees, within the meaning of section 856(d)(2)(B) of the Internal Revenue Code. See "Federal Income Tax Considerations--Requirements for Qualification--Income Tests."

        Because our board believes it is essential for us to continue to qualify as a real estate investment trust, our charter, subject to exceptions described below, provides that no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than 9.8% of the number of outstanding shares of any class of our common stock (subject to a "look-through" exception that permits mutual funds and other entities to own as much as 15% of any class of our stock in appropriate circumstances). Some types of entities such as some pension trusts, mutual funds and corporations will be looked through for purposes of the "closely held" test in section 856(h) of the Internal Revenue Code. Subject to limited exceptions, our charter will allow such an entity under the "look-through" ownership limitation to own up to 15% of the shares of any class or series of our stock, provided that such ownership does not cause any beneficial owner of such entity to exceed the 9.8% stock ownership limitation described above under "Risk Factors--Potential Anti-Takeover Effect of Provisions of Maryland Law and of Our Charter and Our Bylaws--Ownership Limitation" or otherwise result in a violation of the tests described in clauses
(2), (3) and (4) of the succeeding paragraph.

        Any transfer of our common stock that would (1) result in any person owning, directly or indirectly, our common stock in excess of the 9.8% stock ownership limitation (or the "look-through" ownership limitation, if applicable), (2) result in our common stock being owned by fewer than 100 persons (determined without reference to any rules of attribution), (3) result in our company being "closely held" within the meaning of section 856(h) of the Internal Revenue Code, or (4) cause our company to own, actually or constructively, 9.9% or more of the ownership interests in a tenant of our company's, our operating partnership's or a subsidiary partnership's or limited liability company's real property, within the meaning of section 856(d)(2)(B) of the Internal Revenue Code, will be void ab initio, and the intended transferee will acquire no rights in such shares of our common stock.

        In such event the transferred shares will be designated as "shares-in-trust" and will be transferred automatically to a trust, effective on the day before the purported transfer of such shares of our common stock. The record holder of the shares of our common stock that are designated as shares-in-trust (the "Prohibited Owner") will be required to submit such number of shares of our common stock to us for registration in the name of the trustee of the trust. The trustee will be designated by us but will not be affiliated with us. The beneficiary of the trust will be one or more charitable organizations named by us.

        Shares-in-trust will remain issued and outstanding shares of our common stock and will be entitled to the same rights and privileges as all other shares of the same class or series. The trustee will receive all dividends and distributions on the shares-in-trust and will hold such dividends or distributions in trust for the benefit of the beneficiary. The trustee will vote all shares-in-trust. The trustee will designate a permitted transferee of the shares-in-trust, provided that the permitted transferee (1) purchases such shares-in-trust for valuable consideration and (2) acquires such shares-in-trust without such acquisition resulting in another transfer to another trust.

        The Prohibited Owner with respect to shares-in-trust will be required to repay to the trustee the amount of any dividends or distributions received by the Prohibited Owner (1) that are attributable to any shares-in-trust and (2) the record date of which was on or after the date that such shares become shares-in-trust. Any vote taken by a Prohibited Owner prior to our discovery that the shares-in-trust were held in trust will be rescinded as void ab initio and recast by the trustee, in its sole and absolute discretion. However, if we have already taken irreversible corporate action based on such vote, then the trustee shall not have the authority to rescind and recast such vote. The Prohibited Owner generally will receive from the trustee the lesser of (1) the price per share such Prohibited Owner paid for the shares of common stock that were designated as shares-in-trust (or, in the case of a gift or devise, the market price per share on the date of such transfer) or (2) the price per share received by the trustee from the sale of such shares-in-trust. Any amounts the trustee receives in excess of the amounts to be paid to the Prohibited Owner will be distributed to the beneficiary.

        The shares-in-trust will be deemed to have been offered for sale to our company, or our designee, at a price per share equal to the lesser of (1) the price per share in the transaction that created such shares-in-trust (or, in the case of a gift or devise, the market price per share on the date of such transfer) or (2) the market price per share on the date that we, or our designee, accepts such offer. Subject to the trustee's ability to designate a permitted transferee, we will have the right to accept such offer for a period of 90 days after the later of (1) the date of the purported transfer which resulted in the creation of such shares-in-trust or (2) the date we determine in good faith that a transfer resulting in such shares-in-trust occurred.

        All persons who own, directly or indirectly, more than 5% (or such lower percentages as required pursuant to regulations under the Internal Revenue Code) of the outstanding shares of our common stock must, within 30 days after January 1 of each year, provide us with a written statement or affidavit stating (1) the name and address of such direct or indirect owner, (2) the number of shares of our common stock owned directly or indirectly and (3) a description of how such shares are held. In addition, each direct or indirect stockholder shall provide us with such additional information as we may request in order to determine the effect, if any, of such ownership on our status as a real estate investment trust and to ensure compliance with the 9.8% stock ownership limitation described above.

        The 9.8% stock ownership limitation or the "look-through" ownership limitation, as applicable, generally will not apply to the acquisition of shares of our common stock by an underwriter that participates in a public offering of such shares. In addition, our board, upon such conditions as our board may direct, may exempt a person from the 9.8% stock ownership limitation or the "look-through" ownership limitation, as applicable.

        All certificates representing shares of our common stock will bear a legend referring to the restrictions described above.

        The 9.8% stock ownership limitation could have the effect of delaying, deferring or preventing a takeover or other transaction in which holders of some, or a majority, of shares of our common stock might receive a premium from their shares of our common stock over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

Charter and Bylaw Provisions and Provisions of Maryland Law

        Number of Directors; Classification of our Board

        Our charter and bylaws provide that the number of directors will consist of not less than three nor more than fifteen persons, as determined by the affirmative vote of a majority of the members of our entire board. At all times, a majority of the directors shall be independent directors, except that upon the death, removal, incapacity or resignation of an independent director, such requirement shall not be applicable for 60 days. There are currently nine directors, six of whom are independent directors. The holders of our common stock are entitled to vote on the election or removal of directors, with each share entitled to one vote. Any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority vote of the remaining directors, except that a vacancy resulting from an increase in the number of directors must be filled by a majority vote of our entire board.

        Our charter divides our board into three classes of directors. The term of the first class expires in 2000, the term of the Class II directors expires in 2001 and the term of the Class III directors expires in 1999. As the term of each class expires, directors in that class will be elected by our stockholders for a term of three years and until their successors are duly elected and qualified. Classification of our board is intended to assure the continuity and stability of our company's business strategies and policies as determined by our board. Because holders of our common stock will have no right to cumulative voting in the election of directors, at each annual meeting of stockholders, the holders of a majority of the shares of our common stock will be able to elect all of the successors of the class of directors whose terms expire at that meeting.

        The classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult, which could delay, defer, discourage or prevent an attempt by a third party to obtain control of our company or other transaction, even though stockholders might believe such an attempt or other transaction is in their best interests. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of our board. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. See "Risk Factors--Potential Anti-Takeover Effect of Provisions of Maryland Law and of Our Company's Charter and Our Bylaws."

        Removal; Filling Vacancies

        Our bylaws provide that, unless our board otherwise determines, any vacancies (except vacancies resulting from an increase in the number of directors) will be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum. Any director so elected shall hold office until the next annual meeting of stockholders. Our charter provides that directors may be removed, with or without cause, only by the affirmative vote of the holders of at least 75% of votes entitled to be cast in the election of the directors. This provision, when coupled with the provision of our bylaws authorizing the board to fill vacant directorships, precludes stockholders from removing incumbent directors, except upon a substantial affirmative vote, and filling the vacancies created by such removal with their own nominees.

        Limitation of Liability and Indemnification

        The Maryland General Corporation Law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final judgment as being material to a cause of action adjudicated in any proceeding. Our charter contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

        Our charter obligates us, to the maximum extent permitted by Maryland law, to indemnify, and to pay or to reimburse reasonable expenses in advance of final disposition of a proceeding to, any person (or the estate of any person) who is or was a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding whether or not by or in our right, and whether civil, criminal, admin istrative, investigative or otherwise, by reason of the fact that such person is or was our director or officer, or is or was serving at our request as a director, officer, trustee, partner, member, agent or employee of another corporation, partnership, limited liability company, association, joint venture, trust or other enterprise.

        Maryland law requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (2 the director or officer actually received an improper personal benefit in money, property or services or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses.

        Our company also has purchased and maintains insurance on behalf of all of its directors and executive officers against liability asserted against or incurred by them in their official capacities with our company, whether or not our company is required or has the power to indemnify them against the same liability.

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

        Business Combinations

        Maryland law provides that "business combinations" including a merger, consolidation, share exchange or, in some circumstances, an asset transfer or issuance or reclassification of equity securities, between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of such corporation's shares, or an affiliate of such corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting shares of such corporation or an affiliate thereof, are prohibited for five years after the most recent date on which the 10% beneficial owner became such a 10% beneficial owner. Thereafter, any such business combination must be recommended by the board of such corporation and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding voting shares of such corporation and (2) two-thirds of the votes entitled to be cast by holders of voting shares of such corporation other than the shares held by the 10% beneficial owner with whom (or with whose affiliate) the business combination is to be affected, unless, among other conditions, the corporation's stockholders receive a minimum price (as defined in the Maryland General Corporation Law) for their shares and the consideration is received in cash or in the same form as previously paid by the 10% beneficial owner for its shares. These provisions of the Maryland law do not apply, however, to business combinations that are approved or exempted by the board of the corporation prior to the time that the 10% beneficial owner becomes such a 10% beneficial owner.

        Control Share Acquisition Statute

        Maryland law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror, by officers or by directors who are employees of the corporation. "Control shares" are voting shares which, if aggregated with all other such shares previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (1) one-fifth or more but less than one-third,
(2) one-third or more but less than a majority, or (3) a majority or more of all voting power. Control shares do not include shares which the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to exceptions.

        A person who has made or proposes to make a control share acquisition, upon satisfaction of conditions, including an undertaking to pay expenses, may compel the board of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any shareholders meeting.

        If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition, and limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

        The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange, if the corporation is a party to the transaction, or to acquisitions approved or exempted by the charter or bylaws of the corporation.

        Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our common stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future.

        Amendment to Our Charter

        Our charter may be amended by the affirmative vote of holders of shares entitled to cast a majority of all votes entitled to be cast on such an amendment. However, (1) no term or provision of our charter may be added, amended or repealed in any respect that would, in the determination of our board, cause us not to qualify as a real estate investment trust under the Internal Revenue Code, (2) provisions of our charter, including provisions relating to the classification of directors, the removal of directors, independent directors, preemptive rights of holders of stock and the indemnification and limitation of liability of officers and directors, may not be amended or repealed, and (3) provisions imposing cumulative voting in the election of directors, may not be added to our charter, unless, in each such case, such action is approved by the affirmative vote of the holders of not less than two-thirds of all the votes entitled to be cast on the matter.

        Dissolution of Our Company

        The affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter must approve the dissolution of our company.

        Advance Notice of Director Nominations and New Business

        Our bylaws provide that (1) with respect to an annual meeting of stockholders, nominations of persons for election of our board and the proposal of business to be considered by stockholders may be made only (a) pursuant to our notice of the meeting, (b) by our board or (c) by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in our bylaws, and (2) with respect to special meetings of stockholders, only the business specified in our company's notice of meeting may be brought before the meeting of stockholders and nominations of persons for election to our board provided that our board has determined that directors shall be elected at such meeting, by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in our bylaws.

        Meetings of Stockholders

        Our bylaws provide that annual meetings of stockholders shall be held on a date and at the time set by our board during the month of May each year (commencing in May 1997). Special meetings of our stockholders may be called by our (1) President, (2) Chief Executive Officer or (3) board. As permitted by Maryland law, our bylaws provide that special meetings must be called by our Secretary upon the written request of the holders of shares entitled to cast not less than a majority of all votes entitled to be cast at the meeting.

        Operations

        Our charter requires the board generally to use commercially reasonable efforts to cause our company to qualify as a real estate investment trust.

        Anti-Takeover Effect of Provisions of Maryland Law and of Our Charter and Our Bylaws

        The following provisions could delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for holders of our common stock or that our holders might believe to be in their best interest:

        o      the business combination provisions of Maryland law;

        o if the applicable provisions in our bylaws are amended or rescinded, the control share acquisition provisions of Maryland law;

        o the provisions of our charter on classification of our board and removal of directors; and

        o      the advance notice provisions of our bylaws.

                        FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of material federal income tax matters relating to the operations of our company that may be relevant to our prospective stockholders. It is based upon current law and is not tax advice. This discussion does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to stockholders subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States. It does not give a detailed discussion of any state, local or foreign tax considerations. In the opinion of Paul, Weiss, Rifkind, Wharton & Garrison, our special tax counsel, the following discussion accurately reflects the federal income tax considerations relating to our operations that are likely to be material to a stockholder of our company.

        Each prospective stockholder of our company is encouraged to consult its own tax advisor regarding the specific tax consequences to it of the purchase, ownership and sale of shares of our common stock and of our company's election to be taxed as a real estate investment trust, including the federal, state, local, foreign and other tax consequences of such purchase, ownership, sale and election and of potential changes in applicable tax laws.

General

        Our predecessor, American General Hospitality Corporation, made an election to be taxed as a real estate investment trust for federal income tax purposes commencing with its taxable year ended December 31, 1996. We believe we are organized and operated in such a manner as to qualify for taxation as a real estate investment trust under the Internal Revenue Code. We intend to continue to operate in such a manner. However, no assurance can be given that we will operate in a manner so as to qualify or remain qualified.

        The requirements relating to the federal income tax treatment of real estate investment trusts and their stockholders are highly technical and complex. The following discussion sets forth only the material aspects of those requirements. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, rules and Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof.

Opinion of Special Tax Counsel

        In the opinion of our special tax counsel, commencing with the taxable year ended December 31, 1996, we have been organized and have operated in conformity with the requirements for qualification as a real estate investment trust within the meaning of the Internal Revenue Code and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a real estate investment trust under the Internal Revenue Code. It must be emphasized that the opinion of our special tax counsel is based on various assumptions and is conditioned upon representations made by us as to factual matters. Such factual assumptions and representations are set forth below. Moreover, for periods beginning after December 31, 1998, such qualification and taxation as a real estate investment trust depends upon our ability to meet, through actual annual operating results, the distribution levels, diversity of stock ownership and the various other qualification tests imposed under the Internal Revenue Code that are discussed below, the results of which have not been and will not be reviewed by our special tax counsel. Accordingly, no assurance can be given that the actual results of our operations for any one taxable year will satisfy such requirements.

Taxation of Our Company

        A real estate investment trust generally is not subject to federal corporate income taxes on that portion of its ordinary income or capital gain that is distributed currently to stockholders because the real estate investment trust provisions of the Internal Revenue Code generally allow a real estate investment trust to deduct dividends paid to its stockholders. This deduction for dividends paid to stockholders substantially eliminates the federal "double taxation" on earnings (once at the corporate level and once again at the stockholder level) that generally results from investment in a corporation.

        However, real estate investment trusts may be subject to federal income tax in the following circumstances:

o A real estate investment trust will be taxed at regular corporate rates on any undistributed real estate investment trust taxable income and undistributed net capital gains.

o Under some circumstances, a real estate investment trust may be subject to the "alternative minimum tax" on its items of tax preference, if any.

o If the real estate investment trust has (1) net income from the sale or other disposition of "foreclosure property" which, generally, is property acquired by reason of a default on a lease or an indebtedness held by a real estate investment trust that is held primarily for sale to customers in the ordinary course of business, or (2) other non-qualifying net income from foreclosure property, it will be subject to tax at the highest corporate rate on such income.

o If the real estate investment trust has net income from a "prohibited transaction" which, generally, is a sale or other disposition of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax.

o If the real estate investment trust fails to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a real estate investment trust because it has met other requirements, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the real estate investment trust fails the 75% or 95% test, multiplied by a fraction intended to reflect the real estate investment trust's profitability.

o If the real estate investment trust fails to distribute with respect to each calendar year at least the sum of (1) 85% of its real estate investment trust ordinary income for such year, (2) 95% of its real estate investment trust capital gain net income for such year and (3) any undistributed taxable income from prior periods, the real estate investment trust will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

o If a real estate investment trust (1) acquires any asset from a C corporation, which is a corporation generally subject to a full corporate-level tax, in a transaction in which the basis of the asset in the real estate investment trust's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and (2) recognizes gain on the disposition of such asset during the ten-year period beginning on the date on which such asset was acquired by the real estate investment trust, then pursuant to guidelines set forth in Internal Revenue Service Notice 88-19, the excess of the fair market value of such property at the beginning of the applicable ten-year period over the real estate investment trust's adjusted basis in such asset as of the beginning of such ten-year period will be subject to a tax at the highest regular corporate rate.

        The results described above with respect to the recognition of such excess of fair market value over adjusted basis assume that our company will make elections pursuant to Internal Revenue Service Notice 88-19 or applicable future administrative rules or regulations. Legislative proposals, if enacted in the form proposed, might amend certain of the provisions described above and subject real estate investment trusts to additional federal income tax in some situations. See "--Possible Federal Tax Developments."

        Requirements for Qualification

        To qualify as a real estate investment trust, a corporation must elect to be so treated and must meet the requirements, discussed below, relating to
(1) its organization, (2) sources of income, (3) nature of assets and (4) distribution of income to stockholders.

        Organizational Requirements

        The Internal Revenue Code defines a real estate investment trust as a corporation, trust or association:

        (1)    that is managed by one or more trustees or directors;

        (2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

        (3) that would be taxable as a domestic corporation but for the real estate investment trust provisions of the Internal Revenue Code;

        (4) that is neither a financial institution as defined under specific provisions of the Internal Revenue Code nor an insurance company to which specific provisions of the Internal Revenue Code apply;

        (5)    the beneficial ownership of which is held by 100 or more persons;
               and

        (6) during the last half of each taxable year not more than 50% in value of the outstanding capital stock of which is owned, directly or indirectly through the application of attribution rules, by five or fewer individuals, as defined in the Internal Revenue Code to include certain entities.

        In addition, other tests described below, regarding the nature of a real estate investment trust's income and assets, also must be satisfied. The Internal Revenue Code provides that conditions (1) through (4) above must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) will not apply until after the first taxable year for which an election is made to be taxed as a real estate investment trust.

        For taxable years beginning after 1997, if a real estate investment trust complies with regulations that provide procedures for ascertaining the actual ownership of shares of its stock for such taxable year and the real estate investment trust did not know (and with the exercise of reasonable diligence could not have known) that it failed to meet the requirement of condition (6) above for such taxable year, the real estate investment trust will be treated as having met the requirement of condition (6) for such year.

        Our company has satisfied the requirements set forth in (1) through (4) above and believes that it has sufficient diversity of share ownership to allow it to satisfy conditions (5) and (6) above. Our charter includes restrictions regarding transfers of shares of our common stock that are intended to assist us in satisfying the share ownership requirements described in (5) and (6) above. See "Description of Capital Stock--Common Stock--Restrictions on Transfer."

        In addition, a corporation may not elect to become a real estate investment trust unless its taxable year is the calendar year. Our company's taxable year is the calendar year.

        Our company has a number of "qualified REIT subsidiaries." Section 856(i) of the Internal Revenue Code provides that a corporation that is a "qualified REIT subsidiary" will not be treated as a separate corporation, and all assets, liabilities and items of income, deduction, and credit of a "qualified REIT subsidiary" will be treated as assets, liabilities, and such items (as the case may be) of the real estate investment trust. In applying the requirements described herein, our company's "qualified REIT subsidiaries" will be ignored, and all assets and liabilities, and items of income, deduction, and credit of such subsidiaries will be treated as assets, liabilities and items of our company.

        In the case of a real estate investment trust that is a partner in a partnership, the real estate investment trust will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the real estate investment trust for purposes of the real estate investment trust requirements, including satisfying the income and asset tests described herein. Thus, our company's proportionate share of the assets, liabilities and items of income of MeriStar Hospitality Operating Partnership, L.P., and of the partnerships, limited liability companies, joint ventures and business trusts in which our company or the operating partnership have and will have an interest are and will be treated as assets, liabilities and items of income of our company for purposes of applying the requirements described herein, provided that the operating partnership and the subsidiary partnerships and other such subsidiary entities are treated as partnerships for federal income tax purposes. See "--Income Taxation of the Operating Partnership, the Subsidiary Entities and Their Owners."

        Treatment of Our Company and MeriStar Hotels as Separate Entities

        Section 269B(a)(3) of the Internal Revenue Code provides that if the shares of a real estate investment trust are stapled with the shares of any other entity, then the real estate investment trust and the non-real estate investment trust shall be treated as one entity for purposes of determining whether the real estate investment trust qualifies as a real estate investment trust. If section 269B(a)(3) of the Internal Revenue Code applied to our company and MeriStar Hotels, our company would not be able to satisfy the gross income tests described below and thus would not be eligible to be taxed as a real estate investment trust. Section 269B of the Internal Revenue Code treats entities as stapled if more than 50 percent of the beneficial ownership interests in each of the entities consists of stapled interests, which are interests that, by reason of the form of ownership, restrictions on transfer, or other terms or conditions, are transferred or required to be transferred in connection with the transfer of the other such interests. The shares of MeriStar Hotels were issued independently of the shares of our company and are traded separately as well. In the opinion of our special tax counsel, our company and MeriStar Hotels are not stapled entities under section 269B(a)(3) of the Internal Revenue Code.

        Even though section 269B(a)(3) of the Internal Revenue Code does not apply to our company and MeriStar Hotels, because some employees, members of management and directors of our company and MeriStar Hotels are the same, it is possible that the Internal Revenue Service could seek to assert that MeriStar Hotels should be treated as an agent of our company or that our company and MeriStar Hotels should be treated as one entity for federal income tax purposes.

        Currently a majority of the directors of our company are not directors of MeriStar Hotels and one of the executive officers of our company is not an executive officer of MeriStar Hotels. MeriStar Hotels enters into contracts, hires employees and holds itself out to the public as a separate corporate entity. In addition, MeriStar Hotels manages properties for other owners and leases a substantial number of properties from persons unrelated to our company on terms similar to the leases entered into between MeriStar Hotels and our company. The stockholders of our company and MeriStar Hotels are not identical and the shares of MeriStar Hotels are traded separately from those of our company. In addition, our company and MeriStar Hotels do not hold themselves out to the public as principal and agent and the leases, the Intercompany Agreement and other material transactions among our company, MeriStar Hotels, the operating partnership, and any entities in which each of them own an interest have been and will be negotiated and structured with the intention of achieving an arm's-length result. Based on the foregoing, our special tax counsel is of the opinion that the separate corporate identities of our company and MeriStar Hotels will be respected and that MeriStar Hotels is not an agent of our company for federal income tax purposes.

        Income Tests

        There are two gross income requirements that we must satisfy annually in order for us to maintain our qualification as a real estate investment trust. First, at least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property," dividends from qualified real estate investment trusts and, in some circumstances, interest) or from "qualified temporary investment income" which, generally, is income attributable to the temporary investment of new capital received by us. Second, at least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments and from dividends, interest, and gain from the sale or disposition of stock or securities or from any combination of the foregoing. In addition, for taxable years prior to 1998, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must have represented less than 30% of the gross income of our company's predecessor (including gross income from prohibited transactions) for each taxable year.

        Rents received by our company, the operating partnership and the partnerships, limited liability companies and joint ventures in which our company or the operating partnership have a direct or indirect interest will qualify as "rents from real property" only if the following conditions are met:

        o The amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

        o Rents received from a tenant will not qualify as "rents from real property" if our company, or an owner of 10% or more of our company, directly or constructively (through the application of stock attribution rules modified, for taxable years beginning after 1997, to attribute stock owned by partners to a partnership only in the case of partners who own 25% or more of the capital or profits interest in such partnership), owns 10% or more of such tenant, making it a related party tenant.

        o If rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property."

        o The real estate investment trust generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an "independent contractor" who is adequately compensated and from whom the real estate investment trust does not derive any income. However, the real estate investment trust may directly perform customary services, such as furnishing water, heat, light and air conditioning and cleaning windows, public entrances and lobbies. But it may not perform services which are considered rendered to the occupant of the property, such as renting parking spaces on a reserved basis to tenants.

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

A recent legislative proposal passed by Congress, but subject to a possible Presidential veto, if enacted as proposed, would amend some of the above rules, including a provision that would permit rents received from a "taxable real estate investment trust subsidiary" to qualify as "rents from real property" in some circumstances. See "--Possible Federal Tax Developments."

        We lease substantially all of our hotels to MeriStar Hotels. In order for the rents payable under the leases to constitute "rents from real property," the leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures or some other type of arrangement. The determination of whether the leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the intent of the parties, the form of the agreement, the degree of control over the property that is retained by the property owner (e.g., whether the lessee has substantial control over the operation of the property or whether the lessee is required simply to use its best efforts to perform its obligations under the agreement) and the extent to which the property owner retains the risk of loss with respect to the property (e.g., whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property) or the potential for economic gain (e.g., appreciation) with respect to the property.

        In addition, Internal Revenue Code section 7701(e) provides that a contract that purports to be a service contract (or a partnership agreement) is treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether or not:

        o      the service recipient is in physical possession of the property;

        o      the service recipient controls the property;

        o the service recipient has a significant economic or possessory interest in the property. Factors that may establish such an interest include whether (1) the property's use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, (2) the service recipient shares the risk that the property will decline in value, (3) the service recipient shares in any appreciation in the value of the property, (4) the service recipient shares in increases in the property's operating costs or (5) the service recipient bears the risk of damage to or loss of the property;

        o the service provider does not bear any risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract;

        o the service provider does not use the property concurrently to provide significant services to entities unrelated to the service recipient; and

        o the total contract price does not substantially exceed the rental value of the property for the contract period.

As the determination of whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor may not be dispositive in every case.

        Our special tax counsel is of the opinion that the hotel leases are true leases for federal income tax purposes. Such opinion is based, in part, on the following facts:

        o the operating partnership or other subsidiary entity, as applicable, and MeriStar Hotels or other applicable lessee intend for their relationship to be that of a lessor and lessee and such relationship is documented by lease agreements;

        o the lessee will have the right to exclusive possession and use and quiet enjoyment of the hotels during the term of the lease;

        o the lessee will bear the cost of, and be responsible for, day-to-day maintenance and repair of the hotels and generally will control how the hotels are operated and maintained;

        o the lessee generally will bear all of the costs and expenses of operating the hotels during the term of the leases;

        o the lessee will benefit from any savings in the costs of operating the hotels during the term of the lease;

        o the lessee will indemnify our company against liabilities imposed upon or asserted against our company during the term of the lease;

        o the lessee will be obligated to pay substantial fixed rent for the period of use of the hotels; and

        o the lessee stands to incur substantial losses (or reap substantial gains) depending on how successfully it operates the hotels.

        Stockholders should be aware that there are no controlling Treasury regulations, published rulings or judicial decisions involving leases with terms substantially the same as the leases that discuss whether such leases constitute true leases for federal income tax purposes. Therefore, the opinion of our special tax counsel with respect to the relationship between our operating partnership or a subsidiary entity, as applicable, and the lessee is based upon all of the facts and circumstances and upon rulings and judicial decisions involving situations that are considered to be analogous. Our special tax counsel's opinion is not binding upon the Internal Revenue Service or the courts. If the Internal Revenue Service successfully recharacterized the leases as service contracts or partnership agreements, rather than true leases, part or all of the payments that our operating partnership and the subsidiary entities receive from the lessee would not qualify as "rents from real property." In such event, we likely would not be able to satisfy either the 75% or 95% gross income tests and, as a result, would lose our real estate investment trust status.

        As noted above, in order to be treated as "rents from real property," the rents under the hotel leases must not be based in whole or in part on the income or profits of any person. The rents will qualify as "rents from real property" if they are based on percentages of receipts or sales and the percentages (1) are fixed at the time the leases are entered into, (2) are not renegotiated during the term of the leases in a manner that has the effect of basing rent on income or profits, and (3) conform with normal business practice. We believe that rentals under the hotel leases comply with these requirements.

        As noted above, rent received from a related party tenant does not qualify as "rents from real property." Our charter prohibits a stockholder of our company from owning our common stock if such ownership would cause our company to own, actually or constructively, 10% or more of the ownership interests in a tenant of our company's, our operating partnership's or a subsidiary entity's real property. As a result, the lessee should not be a related party tenant of our company.

        The hotel leases provide that the rents attributable to leased personal property are not greater than 15% of the total rents under the hotel lease. The lessee may be required to purchase any excess personal property at fair market value.

        The fourth requirement noted above for qualification of rents under the hotel leases as "rents from real property" is that our company cannot furnish or render non-customary services to the tenants of the hotels or operate or manage the hotels, other than through an independent contractor who is adequately compensated and from whom we do not derive any income. Provided that the hotel leases are treated as true leases, we should not be considered to manage or operate the hotels, because MeriStar Hotels manages the hotels for its own account in its capacity as lessee. None of our company, our operating partnership or any subsidiary entity furnishes or provides any services to a tenant and none of such entities contracts with any other person to provide such services.

        If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a real estate investment trust for such year if we are entitled to relief under the Internal Revenue Code. Relief generally will be available if (1) the failure to meet such tests was due to reasonable cause and not due to willful neglect, (2) a schedule of the sources of qualifying income is attached to our federal income tax return for such taxable year and (3) any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances our company would be entitled to the benefit of these relief provisions. As discussed above in "--Taxation of Our Company," even if these relief provisions apply, a tax would be imposed with respect to the excess net income. No similar relief provision would apply if the 30% income test had been failed for a taxable year prior to 1998 and, in such case, our company would cease to qualify as a real estate investment trust. See--"Failure to Qualify."

        Asset Tests

        In order for us to qualify as a real estate investment trust, at the close of each quarter of our taxable year we must also satisfy three tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by cash, cash items and government securities and by real estate assets, which for this purpose include (1) our allocable share of real estate assets held by partnerships in which our company or a "qualified REIT subsidiary" owns an interest, (2) stock or debt instruments purchased with the proceeds of a stock offering or a long-term (at least five years) debt offering and held for not more than one year from the date our company receives such proceeds and (3) shares in qualified real estate investment trusts. Second, not more than 25% of the total assets of our company may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities may not exceed 5% of the value of the total assets of our company, and our company may not own more than 10% of any one issuer's outstanding voting securities, excluding securities of a qualified REIT subsidiary or another real estate investment trust. Currently proposed legislation, if enacted in the form proposed, would change the 5% and the 10% requirements. See "--Possible Federal Tax Developments."

        We anticipate that we will be able to comply with these asset tests. Our company is currently deemed to and will continue to be deemed to hold directly its proportionate share of all real estate and other assets of our operating partnership and the partnerships, limited liability companies and joint ventures in which our company owns an interest and we should be considered to hold our proportionate share of all assets deemed owned by those entities through such entities' ownership of interests in other such entities. As a result, our company plans to hold more than 75% of its assets as real estate assets. In addition, we do not plan to hold any securities representing more than 10% of any one issuer's voting securities, other than any qualified REIT subsidiary, nor securities of any one issuer exceeding 5% of the value of our company's gross assets determined in accordance with generally accepted accounting principles.

        After initially meeting the asset tests at the close of any quarter, our company will not lose its status as a real estate investment trust for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. It is intended that our company will maintain adequate records of the value of its assets to ensure compliance with the asset tests, and will take such other action within 30 days after the close of any quarter as may be required to cure any noncompliance. However, there can be no assurance that such other action always will be successful.

        Annual Distribution Requirements

        In order to be taxed as a real estate investment trust, we will be required to meet annual distribution requirements imposed by the Internal Revenue Code. We will have to distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to (1) the sum of (a) 95% of our "real estate investment trust taxable income" (computed without regard to the dividends paid deduction and our net capital gain) and (b) 95% of the net income, if any, from foreclosure property in excess of the special tax on income from foreclosure property, minus (2) the sum of specific items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration. Proposed legislation, if enacted in the form proposed, would change the 95% distribution requirement to 90%.
See "--Possible Federal Tax Developments."

        To the extent that we do not distribute all of our net capital gain or distribute at least 95% (but less than 100%) of our real estate investment trust taxable income, as adjusted, we will be subject to tax on the undistributed portion, at regular ordinary and capital gains corporate tax rates. Furthermore, if we fail to distribute for each calendar year at least the sum of (1) 85% of our real estate investment trust ordinary income for such year, (2) 95% of our real estate investment trust capital gain net income for such year and (3) any undistributed ordinary income and capital gain net income from prior periods, we will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. We intend to make timely distributions sufficient to satisfy this annual distribution requirement.

        It is expected that our taxable income ordinarily will be less than our cash flow, due to the allowance of depreciation and other noncash charges in computing our taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the 95% distribution requirement.

        It is possible that from time to time our company may not have sufficient cash or other liquid assets to meet the 95% distribution requirement because of timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at taxable income of our company or if the amount of nondeductible expenses such as principal amortization or capital expenditures exceeds the amount of noncash deductions. In the event that such situation occurs, in order to meet the 95% distribution requirement, our company may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable share dividends. If the amount of nondeductible expenses exceeds noncash deductions, our company may refinance its indebtedness to reduce principal payments and borrow funds for capital expenditures.

        Under circumstances in which an adjustment is made that affects the amount that should have been distributed for a prior taxable year, we may be able to rectify the failure to meet such distribution requirement by paying "deficiency dividends" to stockholders in the later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

        Failure to Qualify

        If we fail to qualify for taxation as a real estate investment trust in any taxable year, and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to stockholders in any year in which our company fails to qualify will not be deductible by the corporation nor will they be required to be made. In such event, to the extent of current or accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and subject to limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a real estate investment trust for the four taxable years following the year during which qualification is lost. It is not possible to state whether in all circumstances we would be entitled to such statutory relief.

Taxation of U.S. Stockholders of Our Company

        A U.S. stockholder is a holder of shares of stock of our company that, for United States federal income tax purposes is:

        o      a citizen or resident of the United States;

        o a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof;

        o an estate the income of which is subject to United States federal income taxation regardless of its source; or

        o a trust if (a) a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

For any taxable year for which our company qualifies for taxation as a real estate investment trust, amounts distributed to taxable U.S. stockholders will be taxed as follows:

        Distributions Generally

        Distributions to U.S. stockholders, other than capital gain dividends discussed below, will be taxable as ordinary income to such holders up to the amount of our company's current or accumulated earnings and profits. Such distributions are not eligible for the dividends-received deduction for corporations. To the extent that our company makes distributions in excess of its current or accumulated earnings and profits, such distributions will first be treated as a tax-free return of capital, reducing the tax basis in the U.S. stockholders' shares of stock, and distributions in excess of the U.S. stockholders' tax basis in their respective shares of stock will be taxable as an amount realized from the sale of such shares. Dividends we declare in October, November, or December of any year payable to a stockholder of record on a specified date in any such month will be treated as both paid by our company and received by the stockholder on December 31 of such year if the dividend is actually paid by our company during January of the following calendar year. Stockholders may not include on their own income tax returns any of our tax losses.

        We will be treated as having sufficient earnings and profits to treat as a dividend any distribution by our company up to the greater of our current or accumulated earnings and profits. As a result, stockholders may be required to treat distributions that would otherwise result in a tax-free return of capital as taxable dividends. Moreover, any "deficiency dividend" will be treated as a "dividend" (an ordinary dividend or a capital gain dividend, as the case may be), regardless of our company's earnings and profits.

        Capital Gain Dividends

        Dividends to U.S. stockholders that we properly designate as capital gain dividends will be treated as long-term capital gain (to the extent they do not exceed our company's actual net capital gain) for the taxable year without regard to the period for which the stockholder has held his stock. Corporate stockholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends-received deduction for corporations.

        Individual U.S. stockholders and U.S. stockholders that are estates and trusts currently are subject to federal income tax on net capital gains at different tax rates depending upon the nature of the gain and the holding period of the asset disposed of. Current guidance applicable until the issuance of regulations provides, subject to limitations, that a real estate investment trust may designate the tax rate on a capital gain dividend. In the absence of a designation, such dividend presumably will be treated as a 20%-rate distribution.

        Although a real estate investment trust is taxed on its undistributed net capital gains, for taxable years beginning after 1997, a real estate investment trust may elect to include all or a portion of such undistributed net capital gains in the income of its stockholders. In such event, the stockholder will receive a credit or refund for the amount of tax paid by the real estate investment trust on such undistributed net capital gains.

        Passive Activity and Loss; Investment Interest Limitations

        Distributions from our company and gain from the disposition of shares of our common stock ordinarily will not be treated as passive activity income. Therefore, U.S. stockholders generally will not be able to apply any "passive losses" against such income. Dividends from our company (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of the investment interest limitation. Net capital gain from the disposition of shares of our common stock and capital gain dividends generally will be excluded from investment income unless the taxpayer elects to have the gain taxed at ordinary rates.

        Dispositions of Shares of Our Common Stock

        A U.S. stockholder will recognize gain or loss on the sale or exchange of shares of our common stock to the extent of the difference between the amount realized on such sale or exchange and the holder's tax basis in such shares. Such gain or loss generally will constitute long-term capital gain or loss if the holder has held such shares for more than one year and, in the case of an individual, will be taxed at a lower rate. Losses incurred on the sale or exchange of shares of our common stock held for six months or less (after applying applicable holding period rules), however, generally will be deemed long-term capital loss to the extent of any long-term capital gain dividends received by the U.S. stockholder with respect to such shares.

        Treatment of Tax-Exempt U.S. Stockholders

        The Internal Revenue Service has ruled that amounts distributed by a real estate investment trust out of its earnings and profits to a tax-exempt pension trust did not constitute unrelated business taxable income. Although rulings are merely interpretations of law by the Internal Revenue Service and may be revoked or modified, based on this analysis, indebtedness that we incur in connection with the acquisition of an investment should not cause any income derived from the investment to be treated as unrelated business taxable income upon the distribution of such income as a dividend to a tax-exempt entity (except certain entities described below). A tax-exempt entity that incurs indebtedness to finance its purchase of shares, however, will be subject to unrelated business taxable income by virtue of the debt-financed income rules.

        For tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts or qualified group legal services plans under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These investors should consult their tax advisors concerning these requirements.

        In addition, tax-exempt pension and some other tax-exempt trusts that hold more than 10% (by value) of the interests in a real estate investment trust are required to treat a percentage of real estate investment trust dividends as unrelated business taxable income. The requirement applies only if (1) the qualification of the real estate investment trust depends upon the application of a "look-through" exception to the restriction on real estate investment trust stockholdings by five or fewer individuals, including such trusts and (2) the real estate investment trust is "predominantly held" by such tax-exempt trusts. It is not anticipated that qualification of our company as a real estate investment trust will depend upon application of the "look-through" exception or that our company will be "predominantly held" by such trusts.

Special Tax Considerations for Foreign Stockholders

        The rules governing United States federal income taxation of non-U.S. stockholders, including non-resident alien individuals, foreign corporations, foreign partnerships, and foreign trusts and estates, are complex, and the following discussion is intended only as a summary of such rules. Prospective non-U.S. stockholders should consult with their own tax advisors to determine the impact of federal, state, and local income tax laws on an investment in our company, including any reporting requirements, as well as the tax treatment of such an investment under their home country laws.

        In general, non-U.S. stockholders will be subject to United States federal income tax with respect to their investment in our company if such investment is "effectively connected" with the non-U.S. stockholder's conduct of a trade or business in the United States. A corporate non-U.S. stockholder who receives income that is (or is treated as) effectively connected with a United States trade or business also may be subject to the branch profits tax under section 884 of the Internal Revenue Code, which is payable in addition to United States corporate income tax.

        The following discussion applies to non-U.S. stockholders whose investment in our company is not so effectively connected. Our company expects to withhold United States income tax, as described below, on the gross amount of any distributions paid to a non-U.S. stockholder unless (1) a lower treaty rate applies and the required form evidencing eligibility for that reduced rate is filed with our company, or (2) the non-U.S. stockholder files the applicable Internal Revenue Service form with our company, claiming that the distribution is "effectively connected" income.

        A distribution by our company that is not attributable to gain from the sale or exchange by our company of a United States real property interest and that is not designated by our company as a capital gain dividend will be treated as an ordinary income dividend to the extent made out of current or accumulated earnings and profits. Generally, an ordinary income dividend will be subject to a United States withholding tax equal to 30% of the gross amount of the distribution unless such tax is reduced or eliminated by an applicable tax treaty. A distribution of cash in excess of our company's earnings and profits will be treated first as a return of capital that will reduce a non-U.S. stockholder's basis in its shares of our company's common stock (but not below zero) and then as gain from the disposition of such shares, the tax treatment of which is described under the rules discussed below with respect to dispositions of shares.

        Distributions by our company that are attributable to gain from the sale or exchange of a United States real property interest will be taxed to a non-U.S. stockholder under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, such distributions are taxed to a non-U.S. stockholder as if such distributions were gains "effectively connected" with a United States trade or business. Accordingly, a non- U.S. stockholder will be taxed at the normal capital gain rates applicable to a U.S. stockholder, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals. Distributions subject to FIRPTA also may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder that is not entitled to treaty exemption.

        Our company will be required to withhold from distributions to non-U.S. stockholders, and remit to the Internal Revenue Service, (1) 35% of designated capital gain dividends (or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends) and (2) 30% of ordinary dividends paid out of earnings and profits. In addition, if our company designates prior distributions as capital gain dividends, subsequent distributions, up to the amount of such prior distributions not withheld against, will be treated as capital gain dividends for purposes of withholding.

        A distribution in excess of our company's earnings and profits may be subject to 30% dividend withholding if at the time of the distribution it cannot be determined whether the distribution will be in an amount in excess of our company's current or accumulated earnings and profits. Tax treaties may reduce our company's withholding obligations. If the amount withheld by our company with respect to a distribution to a non-U.S. stockholder exceeds the stockholder's United States tax liability with respect to such distribution (as determined under the rules described in the two preceding paragraphs), the non-U.S. Stockholder may file for a refund of such excess from the Internal Revenue Service. It should be noted that the 35% withholding tax rate on capital gain dividends currently corresponds to the maximum income tax rate applicable to corporations, but is higher than the 20% rate generally imposed on capital gains of individuals.

        Unless the shares of our common stock constitute a "United States real property interest" within the meaning of FIRPTA or are effectively connected with a U.S. trade or business, a sale of such shares by a non- U.S. stockholder generally will not be subject to United States taxation. The shares of our common stock will not constitute a United States real property interest if our company is a "domestically-controlled real estate investment trust." A domestically-controlled real estate investment trust is a real estate investment trust in which at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by non-U.S. stockholders. It is currently believed that our company is a domestically-controlled real estate investment trust, and therefore that the sale of shares in our company will not be subject to taxation under FIRPTA. However, because the shares of our common stock are publicly traded, no assurance can be given that our company will continue to be a domestically-controlled real estate investment trust.

        Notwithstanding the foregoing, capital gain not subject to FIRPTA will be taxable to a non-U.S. stockholder if the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on such individual's capital gains. If our company did not constitute a domestically-controlled real estate investment trust, whether a non-U.S. stockholder's sale of shares of our common stock would be subject to tax under FIRPTA as a sale of a United States real property interest would depend on whether the shares were "regularly traded" (as defined by applicable regulations) on an established securities market, such as the New York Stock Exchange, and on the size of the selling stockholder's interest in our company.

        If the gain on the sale of our company's shares were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. In any event, a purchaser of shares of our common stock from a non-U.S. stockholder will not be required under FIRPTA to withhold on the purchase price if the purchased shares of our common stock are "regularly traded" on an established securities market or if our company is a domestically-controlled real estate investment trust. Otherwise, under FIRPTA the purchaser of shares of our common stock may be required to withhold 10% of the purchase price and remit such amount to the Internal Revenue Service.

        Treasury regulations generally effective for payments made after December 31, 2000 might alter the procedures with respect to claiming the benefits of an income tax treaty with respect to certain stockholders. Non-U.S. stockholders should consult their tax advisors concerning the application of the new Treasury regulations to them.

Income Taxation of the Operating Partnership, the Subsidiary Entities and Their Owners

        The following discussion summarizes federal income tax considerations applicable to our company's investment in our operating partnership and the interest of our company in the subsidiary partnerships, limited liability companies and joint ventures in which our company or the operating partnership has a direct or indirect interest.

        Classification of the Operating Partnership and the Subsidiary Entities

        Our company will be entitled to include in its income its distributive share of the income and to deduct its distributive share of the losses of our operating partnership (including the operating partnership's share of the income or losses of the subsidiary partnerships, limited liability companies and joint ventures) only if such organizations are classified for federal income tax purposes as partnerships or, in the case of the subsidiary entities that are single-member limited liability companies, are disregarded as an entity separate from such member, rather than as associations taxable as corporations. With some exceptions, an unincorporated domestic organization formed on or after January 1, 1997 will be treated as a partnership if it has two or more members or will be disregarded as an entity separate from its owner if it has a single owner absent an election by such organization to be treated for federal income tax purposes as an association taxable as a corporation. An organization with two or more members formed prior to January 1, 1997 was treated as a partnership for federal income tax purposes rather than as a corporation for periods prior to January 1, 1997 only if it had no more than two of the four corporate characteristics that the Treasury regulations applicable to such organizations used to distinguish a partnership from a corporation for tax purposes. These four characteristics were continuity of life, centralization of management, limited liability, and free transferability of interests. Unless such organization elects otherwise, the classification claimed by the organization prior to January 1, 1997 will continue for periods on or after January 1, 1997, and such classification will be respected for all prior periods if (1) the organization had a reasonable basis, as defined under the Internal Revenue Code, for such classification, (2) the organization and all members of the organization recognized the federal tax consequences of any change in the organization's classification within the 60 months prior to January 1, 1997 and
(3) neither the organization nor any member was notified in writing on or before May 8, 1996 that the classification of the organization was under examination.

        Our company expects that neither the operating partnership nor any subsidiary entity formed on and after January 1, 1997 will elect to be treated as an association for federal income tax purposes. In addition, American General Hospitality Operating Partnership, L.P. and the subsidiary entities in existence prior to January 1, 1997 and owned, directly or indirectly, by our company and its predecessor claimed to be partnerships for all periods prior to January 1, 1997 and were not notified in writing on or before May 8, 1996 that such classification was under examination.

        In the opinion of our special tax counsel, which is based on the provisions of the partnership agreement of our operating partnership and on factual assumptions and representations, our operating partnership and the subsidiary entities have been and continue to be, and the operating partnership and the subsidiary entities will be, treated as partnerships for federal income tax purposes or, in the case of those subsidiary entities that are single-member limited liability companies, disregarded as an entity separate from such member. However, neither our operating partnership nor any of the subsidiary entities have requested, nor do they intend to request, a ruling from the Internal Revenue Service that they will be treated as partnerships or disregarded, as applicable, for federal income tax purposes. Our special tax counsel's opinion is not binding on the Internal Revenue Service or the courts.

        A publicly-traded partnership is a partnership whose interests are traded on an established securities market or are readily tradeable on a secondary market (or the substantial equivalent thereof). A publicly traded partnership will be treated as a corporation for federal income tax purposes unless at least 90% of such partnership's gross income for each taxable year consists of "qualifying income," which generally includes any income that is qualifying income for purposes of the 95% gross income test applicable to real estate investment trusts (the "Qualifying Income Exception"). See "--Requirements for Qualification--Income Tests." For this purpose, the related party tenant test is applied by treating the partnership as owning an interest in any corporation that is owned directly or indirectly by any 5% partner. The partnership agreement of our operating partnership contains restrictions regarding transfers of units in our operating partnership that are intended to assist the operating partnership in satisfying the related party tenant test applicable for purposes of the Qualifying Income Exception.

        It is unclear whether the right of unit holders in the operating partnership to exchange their units for shares of our company would be treated as the "substantial equivalent" of the units being readily tradeable. Although regulations provide safe harbors that, if applicable, will cause partnership interests to be treated as interests that are not readily tradeable on a secondary market or the substantial equivalent thereof, our operating partnership does not currently qualify for any such safe harbor. However, because it is anticipated that the operating partnership will meet the Qualifying Income Exception, it should not be treated as a corporation under the publicly-traded partnership rules.

        If for any reason our operating partnership or one of the subsidiary entities were taxable as a corporation for federal income tax purposes, we would not be able to satisfy the requirements for real estate investment trust status. See "--Requirements for Qualification--Income Tests" and "--Requirements for Qualification--Asset Tests." In addition, any change in any such organization's status for tax purposes might be treated as a taxable event, in which case we might incur a tax liability without any related cash distribution. See "--Requirements for Qualification--Annual Distribution Requirements." Further, items of income and deduction of any such organization would not pass through to its partners or members, and its partners or members would be treated as stockholders for tax purposes. Any such organization would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners or members would constitute dividends that would not be deductible in computing such organization's taxable income.

        Partners, Not Partnerships, Subject to Tax

        A partnership is not a taxable entity for federal income tax purposes. Rather, a partner is required to take into account its allocable share of a partnership's income, gains, losses, deductions, and credits for any taxable year of the partnership ending within or with the taxable year of the partner, without regard to whether the partner has received or will receive any distributions from the partnership.

        Partnership Allocations

        Although a partnership agreement will generally determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes under section 704(b) of the Internal Revenue Code if they do not comply with the provisions of section 704(b) of the Internal Revenue Code and the regulations promulgated thereunder as to substantial economic effect.

        If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The allocations of taxable income and loss of our operating partnership and the subsidiary entities are intended to comply with the requirements of section 704(b) of the Internal Revenue Code and the regulations promulgated thereunder.

        Sale of Partnership Property

        Generally, any gain realized by a partnership on the sale of property held by the partnership for more than one year and allocated to a corporate partner will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. However, under the real estate investment trust requirements imposed by the Internal Revenue Code, our company's share, as a partner, of any gain realized by our operating partnership or the subsidiary entities on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of a trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "--Taxation of Our Company."

Information Reporting Requirements and Backup Withholding Tax

        We will report to our U.S. stockholders and the Internal Revenue Service the amount of distributions paid during each calendar year and the amount of tax withheld, if any. U.S. stockholders may be subject to backup withholding at a rate of 31% with respect to distributions paid. Backup withholding will apply only if the stockholder:

        o fails to furnish its taxpayer identification number which, for an individual, would be such individual's Social Security number;

        o      furnishes an incorrect taxpayer identification number;

        o is notified by the Internal Revenue Service that it has failed properly to report payments of interest and dividends; or

        o in some cases, fails to certify, under penalty of perjury, that it has furnished a correct taxpayer identification number and has not been notified by the Internal Revenue Service that it is subject to backup withholding for failure to report interest and dividend payments.

Backup withholding will not apply with respect to payments made to exempt recipients such as corporations and tax-exempt organizations. U.S. stockholders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

        Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a U.S. stockholder will be allowed as a credit against such U.S. stockholder's United States federal income tax liability and may entitle such U.S. stockholder to a refund, provided that the required information is furnished to the Internal Revenue Service.

        Additional issues may arise pertaining to information reporting and backup withholding with respect to non-U.S. stockholders. Non-U.S. stockholders should consult their tax advisors with respect to any such information reporting and backup withholding requirements.

State and Local Tax Considerations

        Our company is, and our stockholders may be, subject to state or local taxation in various state or local jurisdictions, including those in which our company, our stockholders, our operating partnership or the subsidiary partnerships and other subsidiary entities owned by our company or the operating partnership transact business or reside. The state and local tax treatment of our company, our operating partnership, the subsidiary partnerships and other subsidiary entities and our company's stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on their investment in our company.

Possible Federal Tax Developments

        The Internal Revenue Service, the Treasury Department, Congress and the courts constantly review the rules dealing with federal income taxation. New federal tax legislation or other provisions may be enacted into law or new interpretations, rulings or Treasury regulations could be adopted or judicial decisions rendered, all of which could affect the taxation of our company or of our stockholders. No prediction can be made as to the likelihood of passage of any new tax legislation or other provisions either directly or indirectly affecting our company or its stockholders. Consequently, the tax treatment described herein may be modified prospectively or retroactively by such legislative, judicial or administrative action.

        Legislation enacted in 1998 limits the ability of existing "stapled real estate investment trusts" to continue to obtain federal income tax benefits for which such real estate investment trusts were "grandfathered" under previous legislation but which are not currently available to other real estate investment trusts. In a stapled real estate investment trust structure, the stock of a real estate investment trust and a C corporation trade as a single unit. Under statutory provisions enacted in 1984, for purposes of determining whether an entity qualifies as a real estate investment trust, the income, assets and operations of any other entity to which it is stapled must be taken into account. These rules did not apply to all stapled real estate investment trusts in existence at the time such rules were enacted. For purposes of determining whether such a grandfathered stapled entity is a real estate investment trust, the new rules treat the real estate investment trust and the C corporation as one entity with respect to newly-acquired properties and the activities or services relating to such properties undertaken by either entity. Because our company is not a grandfathered stapled real estate investment trust and because the stock of MeriStar Hotels and our company trade separately, these rules do not apply to either corporation. As a result, the activities of MeriStar Hotels will not be considered in determining whether our company qualifies as a real estate investment trust. See "--Treatment of Our Company and MeriStar Hotels as Separate Entities."

        On August 5, 1999, Congress passed the Taxpayer Refund and Relief Act of 1999 (the "1999 Act"). At this time it is uncertain whether the 1999 Act will be vetoed by the President, and accordingly its provisions are not yet in effect. The 1999 Act contains a number of provisions relating to real estate investment trusts. Of potential importance to us is a provision that would permit a real estate investment trust to lease its hotels to a "taxable real estate investment trust subsidiary" owned by the trust. Ownership of the taxable real estate investment trust subsidiary would be excluded from the 5% asset test described above and from the prohibition of ownership of more than 10% of the securities of a single issuer. See "--Requirements for Qualification --Asset Tests." In addition, rents from the subsidiary would not be subject to the adverse treatment of rents received by a real estate investment trust from a person in which the trust has a direct or indirect 10% interest.
See "--Requirements for Qalification --Income Tests."

        In order to be eligible for this special treatment as a "taxable real estate investment trust subsidiary":

        o the subsidiary and the trust must elect taxable real estate investment trust subsidiary status;

        o the subsidiary may not operate or manage hotels or motels or engage in other specified activities;

        o hotels leased by the subsidiary must not include gambling facilities; and

        o the hotels must be operated and managed by an independent contractor actively engaged in the trade or business of operating hotels for persons not treated as related to the real estate investment trust or the taxable real estate investment trust subsidiary.

In this last regard it should be noted that Meristar Hotels would be eligible to operate and manage hotels leased to a taxable real estate investment trust subsidiary of our company under these provisions as currently written. The 1999 Act also provides that (1) the real estate investment trust owning a taxable real estate investment trust subsidiary will be subject to a tax equal to 100 percent of the amount of any interest deduction by the taxable real estate investment trust subsidiary in excess of interest at a commercially reasonable rate and 100 percent of the amount of other excess rents and other excess deductions by the taxable real estate investment trust subsidiary and (2) deductions for interest paid by the taxable real estate investment trust subsidiary to the real estate investment trust would be subject to limitation under the "earnings stripping" limitations of the Internal Revenue Code.

        As currently proposed, most of these provisions would be effective for taxable years beginning after December 31, 2000. Other provisions of the 1999 Act include a reduction of the minimum distribution requirement for qualification as a real estate investment trust from 95% to 90% of real estate investment trust taxable income and broadening of the prohibition on a real estate investment trust's ownership of 10% of the voting securities of a single issuer to include, subject to certain exceptions, 10% in value of the securities of a single issuer.

        An alternative legislative proposal, not included in the 1999 Act, would result in future revisions to Internal Revenue Service Notice 88-19 (see "--Taxation of Our Company"). Such proposal generally would require a C corporation to recognize the gain in its assets as of the date preceding the date of the transfer of such assets to a real estate investment trust in a transaction in which the basis of the assets in the real estate investment trust's hands is determined by reference to the basis of the assets (or any other property) in the hands of the C corporation. Such proposal would be effective for acquisitions after December 31, 1999.

                                 USE OF PROCEEDS

        The selling stockholders listed below will receive all of the proceeds from the sale of the shares of our common stock offered by this document. We will not receive any proceeds from the sale of such shares.

                            THE SELLING STOCKHOLDERS

        The selling stockholders listed in the table below are persons who either have received or may receive shares of our common stock in exchange for units of limited partnership interests in MeriStar Hospitality Operating Partnership, L.P.

        We list below with respect to the selling stockholders, as of September 1, 1999, (1) the number of shares of our common stock beneficially owned, (2) the maximum number of shares which may be sold in the offering covered by this prospectus and (3) the number of shares which will be beneficially owned after the offering, assuming the sale of all the shares set forth in (2) above. Except as otherwise noted below, none of the selling stockholders has, within the past three years, had any position, office or other material relationship with our company.

                                         Shares         Maximum      Number of Shares   Percentage to
                                      Beneficially     Number of    to Be Beneficially Be Beneficially
                                     Owned Prior to  Shares Which    Owned After this    Owned After
                Name                 this Offering(1) May Be Sold      Offering(2)     this Offering(2)
-------------------------------------------------------------------------------------------------------
Jackson-Shaw Partners No. 51, Ltd.         4,455              4,455                  0        0
Virtual Hospitality, Inc.                    930                930                  0        0
James E. Sowell                           35,513             35,513                  0        0
Lewis W. Shaw, II                         11,837             11,837                  0        0
Kenneth W. Shaw                           11,837             11,837                  0        0
Bruce G. Wiles(3)                          5,758              5,758                  0        0
Kenneth E. Barr(4)                         8,475              8,475                  0        0
Louis E. Capt                             24,357             24,357                  0        0
Richard O. Jacobson                       36,537             36,537                  0        0
Thomas J. Corcoran, Jr.(5)                26,537             26,537                  0        0
Hervey A. Feldman(6)                      18,268             18,268                  0        0
Jerry R. Jacob                             8,525              8,525                  0        0
Pin Nien Hwang                             6,089              6,089                  0        0

                                         Shares         Maximum      Number of Shares   Percentage to
                                      Beneficially     Number of    to Be Beneficially Be Beneficially
                                     Owned Prior to  Shares Which    Owned After this    Owned After
                Name                 this Offering(1) May Be Sold      Offering(2)     this Offering(2)
-------------------------------------------------------------------------------------------------------
Thomas L. Wiese                            3,045              3,045                  0        0
Steven L. Cobb                             3,045              3,045                  0        0
Barbara Hess                               6,955              6,955                  0        0
DFW South Acquisition Corporation         73,041             73,041                  0        0
Corporate Property Associates 4,  L.P.   361,889            361,889                  0        0
Corporate Property Associates 8,L.P.     418,380            418,380                  0        0
The Cocoa Beach Company, Inc.              2,728              2,278                  0        0
Charles R. Faust                          22,340             22,340                  0        0
C. Wayne Thompson                         44,682             44,682                  0        0
S. Ronald Thompson                        44,682             44,682                  0        0
John D. Monson                            55,852             55,852                  0        0
Clyde E. Williams, Jr.                    18,601             18,601                  0        0
CW Associates Co.                         37,250             37,250                  0        0
CapStar Management Company, LLC        1,445,013          1,445,013                  0        0
O/K Associates Limited Partnership     2,083,461          2,083,461                  0        0
Harold Kent                               15,854             15,854                  0        0
S. Stephen Atkins                         14,921             14,921                  0        0
Charles Atkins                             6,528              6,528                  0        0
Jack L. Atkins                             6,528              6,528                  0        0
Robert E. Atkins                           1,865              1,865                  0        0
Rita Cohen                                   466                466                  0        0
Muriel E. Sissleman                          466                466                  0        0
Acock Associates Arch                      2,959              2,959                  0        0
Catherine C. Alfred(7)                     2,613              2,613                  0        0
B. Charles Ames                           50,119             50,119                  0        0
Marvin C. Amos                             6,655              6,655                  0        0
Mark M. Anderson                           2,583              2,583                  0        0
Christopher R. Anderson                    2,504              2,504                  0        0
The Anderson Grandchild Trust              1,959              1,959                  0        0
Andres Family Limited Partnership          5,588              5,588                  0        0
Howard F. Andrews                         21,559             21,559                  0        0
Hanna Bartlett                             1,977              1,977                  0        0
Charlotta E. Barton                        2,654              2,654                  0        0
Garfield R. Beckstead                      4,491              4,491                  0        0
Timothy R. Bogott(8)                      48,867             48,867                  0        0
Curtis W. Bostick                         30,705             30,705                  0        0
Peter C. Buhler                            5,928              5,928                  0        0
Margaret Callinan                          6,533              6,533                  0        0
Kathleen E. Campbell                       2,372              2,372                  0        0
Charles M. Carroll                         1,655              1,655                  0        0
The Gerald A. Conway Trust                 1,973              1,973                  0        0
Eilleen A. Courtney                        6,192              6,192                  0        0

                                         Shares         Maximum      Number of Shares   Percentage to
                                      Beneficially     Number of    to Be Beneficially Be Beneficially
                                     Owned Prior to  Shares Which    Owned After this    Owned After
                Name                 this Offering(1) May Be Sold      Offering(2)     this Offering(2)
-------------------------------------------------------------------------------------------------------
Willo Cox and W.T. Cox, Jr.(9)             1,959              1,959                  0        0
The W.T. Cox, Jr. Revocable Trust         21,314             21,314                  0        0
Carl D'Aquila                             12,576             12,576                  0        0
Frances F. Dickenson                       5,779              5,779                  0        0
Robert Eisenach                           10,165             10,165                  0        0
Sandra Z. Fishman(10)                      1,724              1,724                  0        0
Edwin H. Fowler                            1,977              1,977                  0        0
The Herman F. Froeb & Helen L.
Froeb Revocable Trust                      2,129              2,129                  0        0
Robert A. Garda                            8,493              8,493                  0        0
Edward E. Hanlon                           1,796              1,796                  0        0
David Hertz                                8,632              8,632                  0        0
Barbara Hertz                              1,977              1,977                  0        0
David Holtzman                             2,331              2,331                  0        0
Income Opportunity Fund, LP                5,791              5,791                  0        0
James B. Oswald Company                    1,961              1,961                  0        0
Donald L. Johnson                          3,593              3,593                  0        0
Stephen P. Kaufman                         9,237              9,237                  0        0
Margaret P. Kensicki                       3,077              3,077                  0        0
Gordon Kiddoo(11)                          4,675              4,675                  0        0
Lois F. Kiddoo(12)                         4,675              4,675                  0        0
L.C. & M.C. Partnership L                  5,389              5,389                  0        0
Fred W. Lachotzki                          1,942              1,942                  0        0
Robert E. Lamalie Revocable Trust          5,928              5,928                  0        0
Landbel, Inc.                            139,677            139,677                  0        0
Patricia H. Lannigan                       1,959              1,959                  0        0
Ann Lee Trust                             17,966             17,966                  0        0
Floyd H. Lee Trust                         8,983              8,983                  0        0
H. John P. Maley                           6,908              6,908                  0        0
The Marlowe Family Limited
Partnership                                1,977              1,977                  0        0
Gerald C. McDonough                        3,937              3,937                  0        0
George McElroy, Jr.                        3,593              3,593                  0        0
Beverly H. McNew(13)                       1,633              1,633                  0        0
Elizabeth A. McNew Revocable Trust         1,633              1,633                  0        0
I.W. Miller                                2,018              2,018                  0        0
F.I. Nebhut, Jr.                           1,633              1,633                  0        0
Donna Nevins                               1,796              1,796                  0        0
Anne Nisch                                 1,955              1,955                  0        0
Margaret M. Patton                        16,332             16,332                  0        0
Norman T. Patton                           3,125              3,125                  0        0
Elizabeth M. Pfriem                        7,833              7,833                  0        0
Whitney S. Powers                          4,943              4,943                  0        0
Paul J. Powers & Barbara A. Powers         1,633              1,633                  0        0
Lawrence A. Raimondi and Sharon L.         3,327              3,327                  0        0
Raimondi

                                         Shares         Maximum      Number of Shares   Percentage to
                                      Beneficially     Number of    to Be Beneficially Be Beneficially
                                     Owned Prior to  Shares Which    Owned After this    Owned After
                Name                 this Offering(1) May Be Sold      Offering(2)     this Offering(2)
-------------------------------------------------------------------------------------------------------
Douglas M. Reid                            1,968              1,968                  0        0
Edward H. Richard                          3,593              3,593                  0        0
Jean Rothstein                             4,042              4,042                  0        0
Neil T. Ruddock                            6,467              6,467                  0        0
Sanibel Lending Group, LP                  6,994              6,994                  0        0
Robert M. Taylor                         161,790            161,790                  0        0
Linda Taylor                               7,186              7,186                  0        0
Allen G. Ten Broek                       131,091            131,091                  0        0
Ten Broek Family Trust                     5,749              5,749                  0        0
Ellen B. Thomas                            1,969              1,969                  0        0
Martin D. Walker Trust                     3,266              3,266                  0        0
Helen T. West                              4,899              4,899                  0        0
Jo Ann Wigglesworth                        3,686              3,686                  0        0
Peter C. Yesawich                          1,633              1,633                  0        0
South Seas Properties, Co.                 2,030              2,030                  0        0

------------------------------------

(1) Beneficial ownership as of September 1, 1999, based upon information provided by the respective selling stockholders. Unless otherwise noted in the following footnotes, the shares of our common stock set forth in this column with respect to a particular selling stockholder have not also been attributed to the shareholders, limited partners or general partners of such selling stockholders.

(2) Assumes sale of all shares of our common stock registered hereunder, even though selling stockholders are under no obligation known to our company to sell any shares of our common stock at this time. Assumes that all units of limited partnership interests in MeriStar Hospitality Operating Partnership, L.P. ("OP Units") held by or attributable to the person are exchanged for shares of our common stock. The total number of shares of our common stock outstanding used in calculating this percentage assumes that none of the OP Units held by other persons are exchanged for shares of our common stock.

(3)     Bruce G. Wiles is our President and Chief Investment Officer.

(4) Kenneth E. Barr, who was our Executive Vice President, Chief Financial Officer, Secretary and Treasurer prior to our merger with CapStar Hotel Company, is a participant in American General Hospitality Inc.'s Retirement Savings Plan.

(5) Thomas J. Corcoran controls 50% of the voting stock of DFW South Acquisition Corporation.

(6) Hervey A. Feldman controls 50% of the voting stock of DFW South Acquisition Corporation.

(7)     In his capacity as settlor under a Trust Agreement dated July 25, 1982.

(8) In his capacity as trustee under a Trust dated September 23, 1996, for the benefit of Timothy R. Bogott.

(9) In their capacities as trustees under the Money Purchase Pension Trust for the benefit of Employees.

(10)    In her capacity as trustee under a Revocable Grantor Trust.

(11)    In his capacity as trustee under a Trust dated October 27, 1987.

(12)    In her capacity as trustee under a Trust dated October 27, 1987.

(13)    In her capacity as trustee under the will of Laurel McNew.

                              PLAN OF DISTRIBUTION

        We are registering 5,782,940 shares of our common stock on behalf of the selling stockholders who are listed above.

        The selling stockholders, or their pledges, donees, transferees or other successors in interest, may choose to sell their shares from time to time on the New York Stock Exchange, at market prices prevailing at the time of the sale, at prices related to the then prevailing market prices, in privately negotiated transactions or through a combination of these methods. In addition, these selling stockholders, or their pledges, donees, transferees or other successors in interest, may choose one or more of the following alternatives:

        o a block trade in which a broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal in order to facilitate the transaction;

        o purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus; and

        o ordinary brokerage transactions and transactions in which the broker solicits purchasers.

        We will pay all costs, expenses and fees in connection with the registration of the shares of our common stock offered by this prospectus. The selling stockholders will pay brokerage commissions and similar selling expenses, if any, attributable to the sale of shares of our common stock offered by this document.

        The selling stockholders and any broker-dealers who act in connection with the sale of their shares of our common stock under this prospectus may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 and any commissions received by them and profit on any resale of their shares of our common stock as principals might be deemed to be underwriting discounts and commissions under the Securities Act. We have agreed to indemnify the selling stockholders against liabilities under the Securities Act as underwriters or otherwise. The selling stockholders may also agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares of our common stock offered hereby against such liabilities.

        When a selling stockholder elects to make a particular offer of the shares which are the subject of this prospectus, a prospectus supplement, if required, will be distributed which will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from such selling stockholder and any other required information.

                                     EXPERTS

        The consolidated financial statements and supplementary schedule of our company and our subsidiaries as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference in this document and the related registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference in this document, and upon the authority of said firm as experts in accounting and auditing.

                                  LEGAL MATTERS

        Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland, will issue an opinion about the legality of the shares of our common stock being offered by this prospectus. In addition, the description of federal income tax matters contained in the section of this prospectus entitled "Federal Income Tax Considerations" is based on the opinion of Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York.

                       WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Reports, proxy statements and other information regarding issuers that file electronically with the Securities and Exchange Commission, including our filings, are also available to the public from the Securities and Exchange Commission's Web site at "http://www.sec.gov."

        Our common stock is listed on the New York Stock Exchange and such reports, proxy statements and other information can also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

        We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933. This prospectus is a part of the registration statement and constitutes a prospectus of our company for the shares of our common stock to be sold by the selling stockholders. As allowed by the Securities and Exchange Commission rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

        The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important business and financial information about us to you that is not included in or delivered with this prospectus by referring you to those documents.

        The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any filing we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 following the date of this prospectus and prior to the termination of the offering of our company's shares of common stock:

1. Our Annual Report on Form 10-K filed by us for the fiscal year ended December 31, 1998; and

2.      Our Definitive Proxy Statement on Schedule 14A filed by us on April 2,
        1999;

3. Our Quarterly Reports on Form 10-Q filed by us for the fiscal quarters ended March 31, 1999 (as amended by our Quarterly Report on Form 10-Q/A) and June 30, 1999.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Christopher L. Bennett, Vice President, Legal
MeriStar Hospitality Corporation
1010 Wisconsin Avenue, N.W.
Washington, D.C. 20007
Telephone requests may be directed to (202) 295-1000.

        We have not authorized anyone to give any information or make any representation about our company that differs from or adds to the information in this prospectus or in our documents or the documents that we publicly file with the Securities and Exchange Commission. Therefore, if anyone does give you different or additional information, you should not rely on it.

        The information contained in this prospectus speaks only as of its date unless the information specifically indicates that another date applies.

================================================================================

No dealer, salesperson or other individual has been authorized to give any information or make any representations not contained in this prospectus in connection with the offering covered by this prospectus. If given or made, such information or representation must not be relied upon as having been authorized by our company or the selling stockholders described in this document. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, our common stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this prospectus or in the affairs of our company since the date hereof.

                                -----------------
                                TABLE OF CONTENTS
                                -----------------

                                   Prospectus

                                                                            Page
                                                                            ----
The Company....................................................................1
Risk Factors...................................................................2
Forward-Looking Information...................................................12
The Intercompany Agreement and Leases.........................................12
Description of Capital Stock..................................................16
Federal Income Tax Considerations.............................................22
Use of Proceeds...............................................................39
The Selling Stockholders......................................................39
Plan of Distribution..........................................................43
Experts.......................................................................43
Legal Matters.................................................................44
Where You Can Find More Information...........................................44

--------------------------------------------------------------------------------

                                5,782,940 Shares

                              MERISTAR HOSPITALITY
                                   CORPORATION

                                  Common Stock

                                   -----------
                                   PRELIMINARY
                                   PROSPECTUS
                                   -----------

                                     , 1999

================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

          Set forth below is an estimate of the approximate amount of the fees and expenses (other than underwriting commissions and discounts) payable by the Registrant in connection with the issuance and distribution of the shares of Common Stock.

Securities and Exchange Commission Registration Fee....................$ 4,149
Printing and mailing expenses.......................................... 25,000
Accounting fees and expenses...........................................  5,000
Legal fees and expenses................................................ 25,000
Miscellaneous expenses.................................................  5,000
                                                                       -------
              Total....................................................$64,149
                                                                       =======

Item 15.   Indemnification of Directors and Officers

           The Maryland General Corporation Law ("MGCL") permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our Charter contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

           Our Charter obligates us, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to any person (or the estate of any person) who is or was a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding whether or not by or in the right of our Company, and whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that such person is or was a director or officer of our Company, or is or was serving at the request of our Company as a director, officer, trustee, partner, member, agent or employee of another corporation, partnership, limited liability company, association, joint venture, trust or other enterprise. Our Charter also permits us to indemnify and advance expenses to any person who served a predecessor of our Company in any of the capacities described above and to any employee or agent of our Company or a predecessor of our Company.

           The Maryland General Corporation Law requires a Maryland corporation (unless its charter provides otherwise, which our Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any Maryland proceeding to which he is made a party by reason of his service in that capacity. The Maryland General Corporation Law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation. In addition, the Maryland General Corporation Law requires us, as a condition to advancing expenses, to obtain (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by us as authorized by the Bylaws and (b) a written statement by or on his behalf to repay the amount paid or reimbursed by us if it shall ultimately be determined that the standard of conduct was not met.

           We have purchased director and officer liability insurance for the purpose of providing a source of funds to pay any indemnification described above.

Item 16.   Exhibits

           A list of exhibits included as part of this Registration Statement is set forth in the Exhibit Index which immediately precedes such exhibits and is hereby incorporated by reference herein.

Item 17.   Undertakings

           The undersigned Registrant hereby undertakes:

           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

                   (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                   (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of a prospectus pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

           (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

           The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether such indemnification by it is against public policy as expressed in the act, and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirement of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement, or amendment thereto, to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Washington, District of Columbia, on the 15th day of October, 1999.

                                            MERISTAR HOSPITALITY CORPORATION


                                            By: /s/ Paul W. Whetsell
                                                --------------------
                                                Paul W. Whetsell
                                                Chairman of the Board and Chief
                                                Executive Officer

                                POWER OF ATTORNEY

        Each person whose signature appears below hereby constitutes and appoints Paul W. Whetsell and Steven D. Jorns and each or either of them, his true and lawful attorney-in-fact with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and to cause the same to be filed, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby granting to said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing whatsoever requisite or desirable to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorneys-in-fact and agents, or either of them, or their substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement, or amendment thereto, has been signed by the following persons in the capacities indicated on the dates indicated.

SIGNATURE                     TITLE                             DATE
---------                     -----                             ----

/s/ Paul W. Whetsell          Chairman of the Board, Chief      October 15, 1999
--------------------          Executive Officer and Director
Paul W. Whetsell

                              Vice Chairman of the Board
-------------------
Steven D. Jorns

/s/ Bruce G. Wiles            President, Chief Investment       October 15, 1999
------------------            Officer and Director
Bruce G. Wiles

SIGNATURE                     TITLE                             DATE
---------                     -----                             ----

/s/ John Emery                Chief Financial Officer           October 15, 1999
--------------                (Principal Financial and
John Emery                    Accounting Officer)

                              Director
--------------------
Daniel L. Doctoroff

/s/ William S. Janes          Director                          October 15, 1999
--------------------
William S. Janes

                              Director
--------------------
James F. Dannhauser

                              Director
------------------
Mahmood Khimji

/s/ James R. Worms            Director                          October 15, 1999
------------------
James R. Worms

/s/ H. Cabot Lodge III        Director                          October 15, 1999
----------------------
H. Cabot Lodge III

                                  EXHIBIT INDEX

Exhibit
Number                              Exhibit
------                              -------
  3.1 Amended and Restated Articles of Incorporation of the Registrant (Articles of Merger between American General Hospitality Corporation and CapStar Hotel Company) (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form S-3, File No. 333-66229).
  3.2 Amended and Restated By-laws of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form S-3, File No. 333-66229).
  4.1       Form of Share Certificate (incorporated by reference to Exhibit
            4.1 to our Registration Statement on Form S-11, File No.
            333-4568).
  5.1       Opinion of Ballard Spahr Andrews & Ingersoll, LLP.
  8.1 Opinion of Paul, Weiss, Rifkind, Wharton & Garrison as to federal income tax matters.
  23.1      Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in
            Exhibit 5.1).
  23.2      Consent of Paul, Weiss, Rifkind, Wharton & Garrison (included in
            Exhibit 8.1).
  23.3      Consent of KPMG LLP.
  24.1      Power of Attorney (included on signature page hereto).